UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 1999 and ending December 31, 1999


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF


                           NEW CENTURY SERVICES, INC.
                        (Exact Name of Reporting Company)


                          A Subsidiary SERVICE COMPANY
                           ("Mutual" or "Subsidiary")



                       Date of Incorporation April 2, 1997


    State or Sovereign Power under which Incorporated or Organized: Delaware


 Location of Principal Executive Offices of Reporting Company: Denver, Colorado


   Name, title, and address of officer to whom correspondence concerning this report should be addressed:


    Teresa S. Madden      Controller      1225 17th Street Denver, CO 80202-5533
         (Name)            (Title)                     (Address)


 Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                           NEW CENTURY ENERGIES, INC.

                            INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                       Schedule or      Page
Description of Schedules and Accounts                Account Number    Number

Comparative Balance Sheets                            Schedule I         3-4

Service Company Property                              Schedule II          5

Accumulated Provision for Depreciation and
  Amortization of Service Company Property            Schedule III         6

Investments                                           Schedule IV          7

Accounts Receivable from Associate Companies          Schedule V           8

Fuel Stock Expenses Undistributed                     Schedule VI          9

Stores Expense Undistributed                          Schedule VII         9

Miscellaneous Current and Accrued Assets              Schedule VIII       10

Miscellaneous Deferred Debits                         Schedule IX         10

Research, Development, or Demonstration Expenditures  Schedule X          10

Proprietary Capital                                   Schedule XI         11

Long-Term Debt                                        Schedule XII        12

Current and Accrued Liabilities                       Schedule XIII       13

Notes to Financial Statements                         Schedule XIV     14-14e

Comparative Income Statement                          Schedule XV      15-15c

Analysis of Billing - Associate Companies             Account 457         16

Analysis of Billing - Nonassociate Companies          Account 458         17

Analysis of Charges for Service - Associate and
  Nonassociate Companies                              Schedule XVI     18-18c

Schedule of Expense by Department or Service
   Function                                           Schedule XVII    19-19f

Departmental Analysis of Salaries                     Account 920         20

Outside Services Employed                             Account 923      21-21a

Employee Pensions and Benefits                        Account 926         22

General Advertising Expenses                          Account 930.1       23

                                                                         Page 2a

                                                       Schedule or      Page
Description of Schedules and Accounts                Account Number    Number

Miscellaneous General Expenses                        Account 930.2       23

Rents                                                 Account 931         23

Taxes Other Than Income Taxes                         Account 408         24

Donations                                             Account 426.1    25-25a

Other Deductions                                      Account 426.5       26

Notes to Statements of Income                         Schedule XVIII      27


                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Organization Chart                                                        28

Methods of Allocation                                                  29-29c

Annual Statement of Compensation for Use of Capital Billed                30

Signature Clause                                                          31

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                       SCHEDULE I--COMPARATIVE BALANCE SHEET
                              (thousands of dollars)


Give balance sheet of the Company as of December 31 of ther current and prior year.

                                                                               DECEMBER 31,
ACCOUNT  ASSETS AND OTHER DEBITS                                             1999        1998

         SERVICE COMPANY PROPERTY
  101    Service company property                        (Schedule II)      $      -   $      -
  107    Construction work in progress                   (Schedule II)         1,012       (118)
                                                                            --------   --------
             Total Property                                                    1,012       (118)
                                                                            --------   --------

  108    Less accumulated provision for depreciation and
         amortization of service company property        (Schedule III)            -          -
                                                                            --------   --------
             Net Service Company Property                                      1,012       (118)
                                                                            --------   --------

         INVESTMENTS
  123    Investments in associate companies              (Schedule IV)             -          -
  124    Other Investments                               (Schedule IV)             -          -
                                                                            --------   --------
             Total Investments                                                     -          -
                                                                            --------   --------

         CURRENT AND ACCRUED ASSETS
  131    Cash                                                                    560        436
  134    Special deposits                                                          -          -
  135    Working funds                                                            12         15
  136    Temporary cash investments                      (Schedule IV)             -          -
  141    Notes receivable                                                          -          -
  143    Accounts receivable                                                   1,055        939
  144    Accumulated provision for uncollectable accounts                          -          -
  146    Accounts receivable from associate companies    (Schedule V)         43,647     31,698
  152    Fuel stock expenses undistributed               (Schedule VI)             -          -
  154    Materials and supplies                                                    -          -
  163    Stores expense undistributed                    (Schedule VII)            -          -
  165    Prepayments                                                          28,338     20,911
  174    Miscellaneous current and accrued assets        (Schedule VIII)           -          -
                                                                            --------   --------
             Total Current and Accrued Assets                                 73,612     53,999
                                                                            --------   --------

         DEFERRED DEBITS
  181    Unamortized debt expense                                                  -          -
  184    Clearing accounts                                                      (609)       347
  186    Miscellaneous deferred debits                   (Schedule IX)         2,195      1,019
  188    Research, development, or demonstration
           expenditures                                  (Schedule X)              -          -
  190    Accumulated deferred income taxes                                         -          -
                                                                            --------   --------
             Total Deferred Debits                                             1,586      1,366
                                                                            --------   --------

             TOTAL ASSETS AND OTHER DEBITS                                  $ 76,210   $ 55,247
                                                                            ========   ========

                  ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     SCHEDULE I--COMPARATIVE BALANCE SHEET
                             (thousands of dollars)


                                                                               DECEMBER 31,
ACCOUNT  LIABILITIES AND PROPRIETARY CAPITAL                                 1999       1998
         PROPRIETARY CAPITAL
  201    Common stock issued                             (Schedule XI)      $      -   $      -
  211    Miscellaneous paid-in-capital                   (Schedule XI)             1          1
  215    Appropriated retained earnings                  (Schedule XI)             -          -
  216    Unappropriated retained earnings                (Schedule XI)             -          -
                                                                            --------   --------
              Total Proprietary Capital                                            1          1
                                                                            --------   --------

         LONG-TERM DEBT
  223    Advances from associate companies               (Schedule XII)            -          -
  224    Other long-term debt                            (Schedule XII)            -          -
  225    Unamortized premium on long-term debt                                     -          -
  226    Unamortized discount on long-term debt-debit                              -          -
                                                                            --------   --------
              Total Long-Term Debt                                                 -          -
                                                                            --------   --------

         CURRENT AND ACCRUED LIABILITIES
  231    Notes payable                                                             -          -
  232    Accounts payable                                                     12,498      7,767
  233    Notes payable to associate companies            (Schedule XIII)      30,200     25,150
  234    Accounts payable to associate companies         (Schedule XIII)       4,246      4,579
  236    Taxes accrued                                                         2,790       (598)
  237    Interest accrued                                                          -          -
  238    Dividends declared                                                        -          -
  241    Tax collections payable                                                (580)      (753)
  242    Miscellaneous current and accrued liabilities   (Schedule XIII)      15,553     14,174
                                                                            --------   --------
              Total Current and Accrued Liabilities                           64,707     50,319
                                                                            --------   --------

         DEFERRED CREDITS AND OTHER NON-CURRENT LIABILITIES
  228    Accumulated provision for pension and benefits                        7,002      2,816
  253    Other deferred credits                                                1,660        806
  255    Accumulated deferred investment tax credits                               -          -
                                                                            --------   --------
              Total Deferred Credits and Other Non-current
                Liabilities                                                    8,662      3,622
                                                                            --------   --------

  283    ACCUMULATED DEFERRED INCOME TAXES                                     2,840      1,305
                                                                            --------   --------

              TOTAL LIABILITIES AND PROPRIETARY CAPITAL                     $ 76,210   $ 55,247
                                                                            ========   ========


                                                                          Page 5
                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                       For the Year Ended December 31, 1999

                       SCHEDULE II--SERVICE COMPANY PROPERTY
                              (thousands of dollars)

                                        BALANCE AT             RETIREMENTS      OTHER     BALANCE
                                        BEGINNING                  OR          CHANGES    AT CLOSE
      DESCRIPTION                        OF YEAR    ADDITIONS     SALES       (1), (4)    OF YEAR
                                        ----------  ---------  -----------    --------    ---------
SERVICE COMPANY PROPERTY

Account
 301  Organization                      $    -        $    -      $    -        $   -      $    -
 303  Miscellaneous intangible plant         -             -           -            -           -
 304  Land and land rights                   -             -           -            -           -
 305  Structures and improvements            -             -           -            -           -
 306  Leasehold improvements                 -             -           -            -           -
 307  Equipment (2)                          -             -           -            -           -
 308  Office furniture and equipment         -             -           -            -           -
 309  Automobiles, other vehicles and        -             -           -            -           -
      related garage equipment               -             -           -            -           -
 310  Aircraft and airport equipment         -             -           -            -           -
 311  Other service company property(3)      -             -           -            -           -
                                        ------        ------      ------        -----      ------
      SUB-TOTAL                              -             -           -            -           -
 107  Construction work in progress(4)    (118)        1,012           -          118       1,012
                                        ------        ------      ------        -----      ------
      TOTAL                             $ (118)       $1,012      $    -        $ 118      $1,012
                                        ======        ======      ======        =====      ======

(1)  Provide an explanation of those changes considered material:  None


(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year: None

(3)  Describe other service company property:  None


(4) Describe construction work in progress: The balance at 12-31-99 represents progress payments toward the purchase of an aircraft and a hydraulic power unit for aircraft maintenance.

                                                                          Page 6
                     ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                        For the Year Ended December 31, 1999

                SCHEDULE III--ACCUMULATED PROVISION FOR DEPRECIATION
                    AND AMORTIZATION OF SERVICE COMPANY PROPERTY
                               (thousands of dollars)

                                         BALANCE AT   ADDITIONS    RETIREMENTS   OTHER      BALANCE
                                         BEGINNING    TO ACCOUNT       OR        CHANGES    AT CLOSE
DESCRIPTION                               OF YEAR        403         SALES         (1)      OF YEAR
                                         ----------   ----------   -----------  ---------  ---------
Account
  301  Organization                      $ -          $ -           $ -           $ -        $ -
  303  Miscellaneous intangible plant      -            -             -             -          -
  304  Land and land rights                -            -             -             -          -
  305  Structures and improvements         -            -             -             -          -
  306  Leasehold improvements              -            -             -             -          -
  307  Equipment                           -            -             -             -          -
  308  Office furniture and equipment      -            -             -             -          -
  309  Automobiles, other vehicles and
       related garage equipment            -            -             -             -          -
  310  Aircraft and airport equipment      -            -             -             -          -
  311  Other service company property      -            -             -             -          -
                                         ----         ----          ----          ----       ----
       TOTAL                             $ -          $ -           $ -           $ -        $ -
                                         ====         ====          ====          ====       ====

(1)  Provide an explanation of those changes considered material:  None

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                       For the Year Ended December 31, 1999

                             SCHEDULE IV--INVESTMENTS
                              (thousands of dollars)


INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136,"Temporary Cash Investments", list each investment separately.



                                                        BALANCE AT    BALANCE AT
                                                         BEGINNING      CLOSE
ACCOUNT     ASSETS AND OTHER DEBITS                      OF YEAR        OF YEAR
                                                       -----------    ----------

  123       Investment in associate companies           $       -     $       -

  124       Other investments                                   -             -

  136       Temporary cash investments                          -             -
                                                        ---------     ---------
                                                 TOTAL  $       -     $       -
                                                        =========     =========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.
                       For the Year Ended December 31, 1999

             SCHEDULE V--ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                              (thousands of dollars)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                      BALANCE AT      BALANCE AT
                                                       BEGINNING        CLOSE
                  DESCRIPTION                           OF YEAR        OF YEAR
                                                      ----------      ----------

Account 146 -- Accounts Receivable from Associate
                 Companies

       New Century Energies, Inc.                     $     362       $   1,103
       NC Enterprises, Inc.                                  14              57
       New Century Cadence, Inc.                             (8)             28
       Cheyenne Light, Fuel and Power Company               328             220
       1480 Welton, Inc.                                     87              35
       Public Service Company of Colorado                17,227          24,666
       PSR Investments, Inc.                                 43              37
       e prime, inc.                                      1,373             453
       New Century International, Inc.                      103             564
       Natural Fuels Corporation                            172             532
       Fuel Resources Development Co.,
         a dissolved corporation                              -               1
       PS Colorado Credit Corporation                        60             116
       WestGas InterState, Inc.                               2               2
       Utility Engineering Corporation                      572           3,664
       Quixx Corporation                                  1,780             182
       Quixx Power Services, Inc.                            44               5
       Southwestern Public Service Company                8,804          10,704
       The Planergy Group, Inc.                             359             931
       NCE Communications, Inc.                               -              20
       New Century Centrus, Inc.                            376             327
                                                      ---------       ---------

                                               TOTAL  $  31,698       $  43,647
                                                      =========       =========

                                                                          TOTAL
                                                                        PAYMENTS
                                                                       ---------
Analysis of Convenience or Accommodation Payments:
       Public Service Company of Colorado                              $  4,526
       Southwestern Public Service Company                                2,029
       Cheyenne Light, Fuel and Power Company                                93
       New Century Energies, Inc.                                            58
       PS Colorado Credit Corp.                                               9
       PSR Investments, Inc.                                                  5
       WestGas Interstate                                                     2
       1480 Welton, Inc.                                                      6
       Quixx Corporation                                                      6
                                                                       --------

                                                       TOTAL PAYMENTS  $  6,734
                                                                       ========

       The majority of convenience payments relate to insurance, benefits, computer services.

                                                                          Page 9
                  ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                 SCHEDULE VI--FUEL STOCK EXPENSES UNDISTRIBUTED
                             (thousands of dollars)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" list below give an overall report of the fuel functions performed by the service company.


                DESCRIPTION                   LABOR       EXPENSE        TOTAL
                                             --------    ---------     --------

Account 152 -- Fuel Stock Expenses
                Undistributed                $      -     $     -      $      -
                                             --------     -------      --------

                                      TOTAL  $      -     $     -      $      -
                                             ========     =======      ========

Summary:  None


                   SCHEDULE VII--STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expenses during the year and indicate amount attributable to each associate company.


                DESCRIPTION                   LABOR       EXPENSE        TOTAL
                                             ----------- ------------ ----------

Account 163 -- Stores Expenses
                Undistributed                $      -     $      -      $     -
                                             --------     --------      -------

                                      TOTAL  $      -     $      -      $     -
                                             ========     ========      =======

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                        For the Year Ended December 31, 1999

              SCHEDULE VIII--MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                               (thousands of dollars)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT     BALANCE AT
                                                       BEGINNING        CLOSE
                       DESCRIPTION                       OF YEAR        OF YEAR
                                                       ----------     ----------

Account 174 -- Miscellaneous Current and Accrued
                Assets                                  $       -      $      -
                                                        ---------      --------

                                                  TOTAL $       -      $      -
                                                        =========      ========


                     SCHEDULE IX--MISCELLANEOUS DEFERRED DEBITS
                               (thousands of dollars)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.


                                                       BALANCE AT     BALANCE AT
                                                       BEGINNING        CLOSE
                       DESCRIPTION                       OF YEAR        OF YEAR
                                                       ----------     ----------

Account 186 -- Miscellaneous Deferred Debits
       Deposit for purchase of aircraft                 $     500      $      -
       Prepaid pension                                        519         2,195
                                                        ---------      --------

                                                  TOTAL $   1,019      $  2,195
                                                        =========      ========


          SCHEDULE X--RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                               (thousands of dollars)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                                       BALANCE AT     BALANCE AT
                                                       BEGINNING        CLOSE
                       DESCRIPTION                       OF YEAR        OF YEAR
                                                       ----------     ----------

Account 188 -- Research, Development, or Demonstration
       Expenditures                                     $       -      $      -
                                                        ---------      --------

                                                  TOTAL $       -      $      -
                                                        =========      ========

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                        For the Year Ended December 31, 1999

                          SCHEDULE XI--PROPRIETARY CAPITAL
                   (thousands of dollars, except per share data)

                                             PAR OR           OUTSTANDING AT
                               NUMBER OF      STATED          CLOSE OF PERIOD
ACCOUNT                         SHARES        VALUE        NUMBER        TOTAL
NUMBER    CLASS OF STOCK      AUTHORIZED    PER SHARE    OF SHARES       AMOUNT

  201    COMMON STOCK ISSUED       1,000        $0.01        1,000       $    -


INSTRUCTIONS: Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the amounts.


DESCRIPTION                                                              AMOUNT

Account 211 -- Miscellaneous Paid-In Capital                             $    1

Account 215 -- Appropriated Retained Earnings                                 -
                                                                         ------
                                                                 TOTAL   $    1
                                                                         ======


INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                 BALANCE AT                             BALANCE
                                 BEGINNING   NET INCOME    DIVIDENDS    AT CLOSE
DESCRIPTION                       OF YEAR     OR (LOSS)      PAID       OF YEAR

Account 216 -- Unappropriated
         Retained Earnings        $     -     $      -      $    -      $     -
                                  -------     --------      ------      -------
                           TOTAL  $     -     $      -      $    -      $     -
                                  =======     ========      ======      =======

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                          SCHEDULE XII--LONG-TERM DEBT
                             (thousands of dollars)


INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                     TERM OF OBLIGATION                                        BALANCE AT                           BALANCE
                       CLASS & SERIES       DATE OF     INTEREST    AMOUNT     BEGINNING              DEDUCTIONS   AT CLOSE
 NAME OF CREDITOR       OF OBLIGATION       MATURITY      RATE    AUTHORIZED    OF YEAR    ADDITIONS     (1)        OF YEAR
-------------------- --------------------  -----------  --------- ------------ ----------  ---------  -----------  ----------
Account 223 - Advances From Associate Companies:                   $      -     $     -     $    -      $    -       $    -

Account 224 - Other Long-Term Debt:                                       -           -          -           -            -
                                                                   --------     -------     ------      ------       ------
                     TOTAL                                         $      -     $     -     $    -      $    -       $    -
                                                                   ========     =======     ======      ======       ======

(1)  Give an explanation of deductions:  None

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                        For the Year Ended December 31, 1999

                   SCHEDULE XIII--CURRENT AND ACCRUED LIABILITIES
                               (thousands of dollars)


INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                              BALANCE AT     BALANCE AT
                                                              BEGINNING        CLOSE
                       DESCRIPTION                             OF YEAR        OF YEAR
                                                              ----------     ----------
Account 233 -- Notes Payable to Associate Companies
     Notes Payable - New Century Energies, Inc.               $   25,150     $   30,200
                                                              ----------     ----------

                                                        TOTAL $   25,150     $   30,200
                                                              ==========     ==========

Account 234 -- Accounts Payable to Associate Companies
     Accounts Payable - New Century Energies, Inc.            $     (302)    $      (28)
     Accounts Payable - Cheyenne Light, Fuel and Power Company        (5)             2
     Accounts Payable - Public Service Company of Colorado         4,527          4,064
     Accounts Payable - Quixx Corporation                              1             (1)
     Accounts Payable - Southwestern Public Service Company          358            209
                                                              ----------     ----------

                                                        TOTAL $    4,579     $    4,246
                                                              ==========     ==========

Account 242 -- Miscellaneous Current and Accrued Liabilities
       Accrued Vacation Liability                             $    6,729     $    7,264
       Supplemental Executive Retirement Plan                        852            852
       Payroll                                                     1,931             90
       Current  Liability - Outstanding Accounts Payable
           checks (Norwest Bank at Grand Junction)                 4,662          7,347
                                                              ----------     ----------

                                                        TOTAL $   14,174     $   15,553
                                                              ==========     ==========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                  Schedule XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

      New Century Services ("NCS" or the "Company"), a wholly-owned subsidiary of New Century Energies, Inc. ("NCE"), was incorporated in 1997 in the State of Delaware. NCS is the service company for the NCE system and provides a variety of administrative, management, engineering, construction, environmental and support services. NCS provides its services to the NCE system, at cost, pursuant to service agreements approved by the Securities and Exchange Commission (`SEC") under the Public Utility Holding Company Act of 1935 ("PUHCA"). The majority of the of services performed by NCS for NCE system companies is provided to NCE's two major operating utilities, Public Service Company of Colorado ("PSCo") and Southwestern Public Service Company ("SPS").

Regulation

      NCS is subject to regulation by the SEC under the PUHCA. NCS' accounting policies conform to generally accepted accounting principles. NCS maintains its accounts in accordance with the Uniform System of Accounts Prescribed for Public Utilities and Licensees subject to the Provisions of the Federal Power Act promulgated by the Federal Energy Regulatory Commission.

Management Estimates

      The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Disclosure

      The carrying amount of financial instruments approximates fair value. Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

      The fair value estimates presented are based on pertinent information available to management as of December 31, 1999 and 1998. These fair value estimates have not been comprehensively revalued for purposes of

                                                                        Page 14a

these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

Income Taxes

      The Company's operations are included in the consolidated Federal income tax return of NCE. The allocation of income tax consequences to the Company, including alternative minimum tax, is calculated under a parent company policy which provides that benefits or liabilities created by the Company, computed on a separate return basis, will be allocated to (and paid to or by) the Company to the extent the benefits are usable or additional liabilities are incurred in NCE's consolidated tax returns. Deferred taxes are provided on temporary differences between the financial accounting and tax bases of assets and liabilities using the tax rates which are in effect at the balance sheet date (see Note 6).

Stock-based Compensation

      The Company uses the intrinsic value based method of accounting for its stock-based compensation plan.

2.  COMMON STOCK

      NCS is authorized to issue 1,000 shares of Common Stock at a par value of one cent ($0.01) per share. During 1999 and 1998, all shares of common stock were issued and held by NCE.

3.    SHORT-TERM BORROWING ARRANGEMENTS

      At December 31, 1999, NCE had $325 million in credit facilities with several banks: a $100 million facility expiring November 22, 2000 and a $225 million facility expiring August 11, 2002. The Board of Directors has authorized the Company to borrow directly from NCE. At December 31, 1999, intercompany borrowings outstanding totaled approximately $30 million at a weighted average interest rate of 5.84%. At December 31, 1998, intercompany borrowings totaled approximately $25 million at a weighted average interest rate of 5.32%.

4.  COMMITMENTS AND CONTINGENCIES

Leasing Programs

      The Company made payments for leases of various facilities used in the normal course of business. The majority of the operating leases are under a leasing program that has initial noncancelable terms of one year, while the remaining leases have various terms. These leases may be renewed or replaced. No material restrictions exist in these leasing agreements concerning dividends, additional debt, or further leasing. Rental expense for the years ended December 31, 1999 and 1998 was approximately $5.8 million and $6.0 million, respectively.

      Estimated future minimum lease payments at December 31, 1999 are as follows (in thousands of dollars):

                        2000                 $9,189
                        2001                  4,448
                        2002                    227
                        2003                    180
                        2004                    180
                        All years thereafter    720

                                                                        Page 14b

Service Agreements

      In 1995, PSCo outsourced approximately 370 positions as part of a ten-year service agreement with IBM Global Services to manage most of PSCo's information technology systems and network infrastructure. Effective May 1, 1997, the agreement was assigned to NCS and amended to include SPS' information technology systems and network infrastructure. Effective December 1, 1999, this service agreement was amended and extended through June 30, 2010. This amended service agreement provides the Company more flexibility as to the amount, type and quality of service provided by IBM Global Services.

      For the years ended December 31, 1999 and 1998, NCS payments to IBM Global Services were approximately $89 and $78 million, respectively. At December 31, 1999, the total estimated remaining commitment under this agreement is approximately $600 million, with estimated annual payments ranging from $55 million to $65 million.

Contracts

      NCS entered into a purchase agreement in September 1997 with Bombardier Aerospace to acquire a certain aircraft. The purchase price is anticipated to be approximately $8.4 million. A $0.5 million deposit was paid in September 1997, an additional $0.5 million was paid in September 1999 and the balance is due upon delivery, which is anticipated on or about September 2000.

Year 2000 Costs

      The Company incurred costs of approximately $12 million to modify its computer software, hardware and other automated systems used in operations enabling proper data processing relating to the year 2000 ("Y2K") and beyond. The Company successfully implemented these computer modifications by the end of 1999. The majority of all Y2K costs will be allocated to or incurred by NCE's operating utilities. A significant portion of the costs incurred to address the Company's Y2K issues represented the redeployment of existing information technology resources. The correction or replacement of non-compliant systems was successfully completed during 1999. The Company anticipates no additional risk to its business operations as a result of the Y2K issue.

5. EMPLOYEE BENEFITS

Pensions

      The Company participates in tax qualified noncontributory defined benefit pension plans which cover substantially all NCE employees. At December 31, 1999, there were 5,610 NCE employees (including 1,260 Company employees) participating in these plans. NCE, as the plan sponsor, has overall responsibility for directly allocating such costs of each individual plan to each of the participating employers. This allocation was determined by the plans' actuary based on benefit obligations for active participants.

      Plan assets are held in a master trust. Plan assets are stated at fair value and are comprised primarily of corporate debt and equity securities, a real estate fund and government securities held either directly or in commingled funds. The Company's funding policy is to contribute annually, at a minimum, the amount necessary to satisfy the Internal Revenue Service funding standards. Because of the overfunded status of the plans, no contributions were made by the Company or other participating employers during 1999 and 1998.

                                                                        Page 14c

      Summary information of the actuarially computed benefit obligation, plan assets, funded status and prepaid pension asset for the NCE Plans at December 31, 1999 and 1998, is presented in the following table (in thousands).

                                                   1999             1998
                                                 -------           ------

Benefit obligation..........................    $  922,778        $1,013,791
Fair value of plan assets...................     1,344,656         1,238,921
                                                ----------        ----------
Funded status: Plan assets exceed
   benefit obligations......................    $  421,878        $  225,130
                                                ==========        ==========
NCE prepaid pension asset...................    $   69,799        $   40,348
                                                ==========        ==========

      The assumed discount rates used in 1999 and 1998 were 8.0% and 6.75%, respectively. The rate of expected long-term increase in compensation level was 4% in both 1999 and 1998.

      The Company's net periodic pension cost (credit) for the years ended December 31, 1999 and 1998 and significant assumptions used by the Company's actuary in the determination of these amounts are presented in the following table (in thousand of dollars):
                                                     1999              1998
                                                   -------            ------

Company's net periodic pension cost (credit)      $  (1,676)       $    (519)
                                                  =========        =========

Significant assumptions:
  Discount rate.............................           6.75%             7.0%
  Expected long-term increase in compensation
     level .................................            4.0%             4.0%
  Expected weighted average long-term rate of
     return on assets ......................           10.0%             9.5%

Defined Contribution Plans

      The Company participates in defined contribution plans, which cover substantially all NCE employees. Total costs of these plans incurred by NCS for the years ended December 31, 1999 and 1998 totaled $4.0 million and $4.2 million, respectively.

Postretirement Benefits Other Than Pensions

      The Company provides certain postretirement health care and life insurance benefits for substantially all employees who reach retirement age while working for the Company. The Company participates in various health and welfare plans administered by NCE. NCE, as the plan sponsor, will continue to reflect the costs of these plans in accordance with the full accrual accounting adopted in 1993 and directly allocate such costs to each of the participating employers. Prior to 1993, NCE recorded the cost of these benefits for these plans on a pay-as-you-go basis. NCE is amortizing the transition obligations for these plans over a period of 20 years. Plan assets are stated at fair value and are comprised primarily of corporate debt and equity securities, a real estate fund, government securities and other short-term investments held either directly or in commingled funds.

      Summary information of the actuarially computed benefit obligation, plan assets, funded status and accrued benefit cost for the NCE plans at December 31, 1999 and 1998, is presented in the following table (in thousands):

                                                   1999             1998
                                                  -------         ------

Benefit obligations.........................      $393,524        $397,195
Fair value of plan assets...................       166,569         146,228
                                                  --------        --------
Funded status:  Plan benefit obligations
   exceed assets............................      $226,955        $250,967
                                                  ========        ========
NCE accrued benefit cost....................      $ 57,596        $ 61,732
                                                  ========        ========

                                                                        Page 14d

      The assumed discount rates used in 1999 and 1998 were 8.0% and 6.75%, respectively. The rate of expected long-term increase in compensation level was 4% in both 1999 and 1998.

      The Company's net periodic postretirement benefit cost for the years ended December 31, 1999 and 1998 and the significant assumptions used by the Company's actuary in the determination of these amounts are presented in the following table (in thousand of dollars):

                                                     1999            1998
                                                     ----            ----
Company's net periodic postretirement
  benefit cost ..............................     $  1,057        $  4,581

Significant assumptions:
  Discount rate..............................        6.75%            7.0%
  Expected long-term increase in compensation
    level ...................................         4.0%            4.0%
  Expected weighted average long-term rate of
    return on assets ........................         9.5%            9.5%

        The Company funded an amount equal to the net periodic postretirement benefit cost in 1999 and 1998. The assumed health care cost trend rate in 1999 is 8.0%, decreasing in 0.5% annual increments to 4.5% in 2006 and to 4.25% in 2007. A 1% increase in the assumed health care cost trend rate will increase the Company's total accumulated benefit obligation by approximately $727,000 and the service and interest cost components of net periodic postretirement benefit costs by approximately $62,000.

6.  INCOME TAXES

      The provision for income taxes for the years ending December 31, 1999 and 1998 consist of the following (in thousands of dollars):

Current income taxes:                               1999            1998
                                                   -------          -----

      Federal                                     $(1,226)        $  620
      State                                          (174)            61
                                                  -------         ------
           Total current income taxes              (1,400)           681
                                                  -------         ------

Deferred income taxes:
      Federal                                       1,344           (507)
      State                                           191            (77)
                                                   ------         ------
         Total deferred income taxes                1,535           (584)
                                                   ------         ------

Total provision for income taxes                   $  135         $   97
                                                   ======         ======

      A reconciliation of the statutory U.S. income tax rate and the effective tax rates for the years ending December 31, 1999 and 1998 follows (in thousands of dollars, except percentages):

                                                  1999                 1998
                                             --------------       -------------
Tax computed at U.S. statutory rate on
      pre-tax accounting income              $  47     35%        $ 34      35%
Increase (decrease) in tax from:
      State income taxes, net of Federal
           income tax benefit                   11      8          (10)    (10)
      Non-deductible business meals             76     56           88      90
      Other                                      1      1          (15)    (15)
                                             -----    ---         ----     ---
            Total income taxes               $ 135    100%        $ 97     100%
                                             =====    ===         ====     ===

                                                                        Page 14e


      The tax effects of significant temporary differences representing deferred tax liabilities and assets are as follows (in thousands):


                                                    1999            1998
                                                  -------          ------

Deferred income tax liabilities:
  Information systems charges                     $ 10,709         $ 7,886
  Other                                                 83              83
                                                  --------         -------
     Total                                          10,792           7,969
                                                  --------         -------

Deferred income tax assets:
  Pension related costs                              1,288             403
  Postretirement benefit costs                       4,534           4,131
  Vacation liability                                 2,008           2,008
  Other                                                122             122
                                                  --------         -------
     Total                                           7,952           6,664
                                                  --------         -------

Net deferred income tax liability                 $  2,840         $ 1,305
                                                  ========         =======

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                    SCHEDULE XV--COMPARATIVE INCOME STATEMENT
                             (thousands of dollars)

                                                           CURRENT      PRIOR
ACCOUNT   DESCRIPTION                                        YEAR        YEAR
-------   -----------                                        ----        ----
          INCOME
  457     Services rendered to associate companies       $ 252,670    $ 314,838
  458     Services rendered to nonassociate companies            -            -
  421     Miscellaneous income and loss                         20          223
                                                         ---------    ---------
                                           TOTAL INCOME    252,690      315,061
                                                         ---------    ---------

          EXPENSES
  500     Operation supervision and engineering              1,541            -
  501     Fuel                                                  43            -
  502     Steam expenses                                       424            -
  505     Electric expenses                                     61            -
  506     Miscellaneous steam power expenses                 3,992            -
  510     Maintenance supervision and engineering            1,078            -
  511     Maintenance of structures                              4            -
  512     Maintenance of boiler plant                          120            -
  513     Maintenance of electric plant                         67            -
  514     Maintenance of miscellaneous steam plant             180            -
  535     Operation supervision and engineering                 11            -
  537     Hydraulic expenses                                     9            -
  538     Electric expenses                                      2            -
  539     Miscellaneous hydraulic power generation expenses    150            -
  541     Maintenance supervision and engineering               20            -
  543     Maintenance of reservoirs, dams and waterways          4            -
  546     Operation supervision and engineering                 53            -
  548     Generation expenses                                  207            -
  549     Miscellaneous other power generation expenses         27            -
  551     Maintenance supervision and engineering                6            -
  552     Maintenance of structures                              1            -
  553     Maintenance of generating and electric plant          17            -
  556     System control and load dispatching                   26            -
  560     Operation supervision and engineering                 89            -
  561     Load dispatching                                   2,390            -
  562     Station expenses                                       4            -
  563     Overhead line expenses                               326            -
  566     Miscellaneous transmission expenses                  258            -
  568     Maintenance supervision and engineering               72            -
  571     Maintenance of overhead lines                         85            -
  573     Maintenance of miscellaneous transmission plant       79            -

                                                                        Page 15a


                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                    SCHEDULE XV--COMPARATIVE INCOME STATEMENT
                             (thousands of dollars)

                                                           CURRENT      PRIOR
ACCOUNT      DESCRIPTION                                    YEAR         YEAR
-------      -----------                                    ----         ----
  580     Operation supervision and engineering              1,013            -
  581     Load dispatching                                      55            -
  582     Station expenses                                     186            -
  583     Overhead line expenses                               104            -
  584     Underground line expenses                             76            -
  585     Street lighting and signal system expenses             5            -
  586     Meter expenses                                       468            -
  587     Customer installation expenses                       128            -
  588     Miscellaneous distribution expenses                4,949            -
  590     Maintenance supervision and engineering               78            -
  592     Maintenance of station equipment                     144            -
  593     Maintenance of overhead lines                        344            -
  594     Maintenance of underground lines                      10            -
  595     Maintenance of line transformers                      16            -
  596     Maintenance of street lighting and signal systems      6            -
  597     Maintenance of meters                                  2            -
  598     Maintenance of miscellaneous distribution plant       33            -
  807     Purchased gas expenses                               313            -
  813     Other gas supply expenses                            138            -
  814     Operation supervision and engineering                 36            -
  818     Compressor station expenses                           12            -
  820     Measuring and regulating station expenses             21            -
  824     Other expenses                                         9            -
  850     Operation supervision and engineering                121            -
  851     System control and load dispatching                  824            -
  852     Communication system expenses                        214            -
  853     Compressor station labor and expenses                 19            -
  856     Mains expenses                                        74            -
  857     Measuring and regulating station expenses             13            -
  859     Other expenses                                       171            -
  861     Maintenance supervision and engineering                8            -
  864     Maintenance of compressor station equipment           18            -
  865     Maintenance of measuring and regulating station
           equipment                                             2            -
  867     Maintenance of other equipment                         1            -
  870     Operation supervision and engineering                386            -
  871     Distribution load dispatching                        788            -
  874     Mains and services expenses                          220            -

                                                                        Page 15b


                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                    SCHEDULE XV--COMPARATIVE INCOME STATEMENT
                             (thousands of dollars)

                                                           CURRENT      PRIOR
ACCOUNT   DESCRIPTION                                       YEAR         YEAR
-------   -----------                                       ----         ----

  875     Measuring and regulating station expenses
           - general                                            10            -
  876     Measuring and regulating station expenses
           - industrial                                          2            -
  877     Measuring and regulating station expenses
           - city gate                                           4            -
  878     Meter and house regulator expenses                    18            -
  879     Customer installation expenses                        67            -
  880     Other expenses                                     1,814            -
  885     Maintenance supervision and engineering               26            -
  887     Maintenance of mains                                  15            -
  892     Maintenance of services                               27            -
  893     Maintenance of meters and house regulators            79            -
  894     Maintenance of other equipment                        12            -
  901     Supervision                                        1,735            -
  902     Meter reading expenses                               620            -
  903     Customer records and collection expenses          32,174            -
  904     Uncollectible accounts                                12            -
  905     Miscellaneous customer accounts expenses              73            -
  907     Supervision                                          261            -
  908     Customer assistance expenses                       3,027            -
  909     Informational and instructional advertising
           expenses                                            183            -
  910     Miscellaneous customer service and informational
           expenses                                          3,137            -
  911     Supervision                                          517            -
  912     Demonstrating and selling expenses                10,208            -
  920     Salaries and wages                                48,828       60,511
  921     Office supplies and expenses                      74,389      199,393
  922     Administrative expenses transferred - credit           -            -
  923     Outside services employed                         14,386        8,065
  924     Property insurance                                     -            -
  925     Injuries and damages                                 822          797
  926     Employee pensions and benefits                    17,316       29,303
  928     Regulatory commission expenses                        38            -
  930.1   General advertising expenses                          77            -
  930.2   Miscellaneous general expenses                     1,780        1,067
  931     Rents                                              5,798        6,023
  932     Maintenance of structures and equipment                -            -
  935     Maintenance of general plant                          28            -

                                                                        Page 15c


                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                    SCHEDULE XV--COMPARATIVE INCOME STATEMENT
                             (thousands of dollars)

                                                           CURRENT      PRIOR
ACCOUNT   DESCRIPTION                                       YEAR         YEAR
-------   -----------                                       ----         ----

  403     Depreciation and amortization expense                  -            -
  408     Taxes other than income taxes                      5,686        5,073
  409     Income taxes                                      (1,400)         681
  410     Provision for deferred income taxes                3,567        5,875
  411     Provision for deferred income taxes - credit      (2,032)      (6,459)
  411.5   Investment tax credit                                  -            -
  417.1   Expenses of nonutility operations                  2,253            -
  426.1   Donations                                          2,219        2,198
  426.5   Other deductions                                     554           90
  427     Interest on long-term debt                             -            -
  430     Interest on debt to associate companies            2,038        2,442
  431     Other interest expense                               (29)           2
                                                         ---------    ---------
                                           TOTAL EXPENSE   252,690      315,061
                                                         ---------    ---------

                                   NET INCOME OR (LOSS)  $       -    $       -
                                                         =========    =========

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES--ACCOUNT 457
                             (thousands of dollars)

                                         DIRECT      INDIRECT   COMPENSATION      TOTAL
                                         COSTS        COSTS       FOR USE        AMOUNT
NAME OF ASSOCIATE COMPANY               CHARGED      CHARGED     OF CAPITAL      BILLED
---------------------------------       -------      --------   ------------   --------
                                         457-1        457-2        457-3
Public Service Company of Colorado     $ 109,036     $ 56,501       $ 1,159    $ 166,696
Southwestern Public Service Company       48,014       20,851           495       69,360
Cheyenne Light, Fuel and Power Company     1,402        1,219            21        2,642
1480 Welton, Inc.                             21          290             7          318
e prime, inc.                                612          431            22        1,065
PS Colorado Credit Corporation                 -          479            35          514
PSR Investments, Inc.                        126          142            10          278
WestGas InterState, Inc.                      12            8             -           20
Quixx Corporation                            694          595            24        1,313
Utility Engineering Corporation              722          783            30        1,535
New Century Energies, Inc.                 1,966        2,066           134        4,166
Natural Fuels Corporation                    185          172             3          360
New Century International, Inc.            1,359          863            62        2,284
New Century Cadence, Inc.                     41           25             -           66
NC Enterprises, Inc.                         115           21             -          136
Public Service Company of Co. (Hayden)       663          158             -          821
The Planergy Group, Inc.                     372          177             7          556
New Century Centrus, Inc.                    325           69             -          394
Fuel Resources Development, Co.
 (dissolved)                                  22            1             -           23
Public Service Company of Co.
 (Tri-State)                                  77            -             -           77
NCE Communications, Inc.                      31           15             -           46
                                       ---------     --------       -------    ---------
                                 TOTAL $ 165,795     $ 84,866       $ 2,009    $ 252,670
                                       =========     ========       =======    =========

                       ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                           For the Year Ended December 31, 1999

                                   ANALYSIS OF BILLING

                           NONASSOCIATE COMPANIES--ACCOUNT 458
                                  (thousands of dollars)

INSTRUCTIONS: Provide a brief description of the services rendered to each nonassociate company:


NAME OF            DIRECT      INDIRECT    COMPENSATION                 EXCESS      TOTAL
NONASSOCIATE       COSTS        COSTS        FOR USE        TOTAL         OR       AMOUNT
COMPANY           CHARGED      CHARGED      OF CAPITAL       COST      DEFICIENCY  BILLED
------------     --------     ---------    ------------     -----      ----------  ------
                   458-1        458-2         458-3                      458-4

None

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

          SCHEDULE XVI--ANALYSIS OF CHARGES FOR SERVICE--ASSOCIATE AND
                             NONASSOCIATE COMPANIES
                             (thousands of dollars)

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                                      ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES
                                                      DIRECT    INDIRECT
ACCOUNT  DESCRIPTION OF ITEMS                          COST      COST      TOTAL              (None)
-------  --------------------                          ----      ----      -----
  500    Operation supervision and engineering        $  1,210   $   331  $ 1,541
  501    Fuel                                               42         1       43
  502    Steam expenses                                    263       161      424
  505    Electric expenses                                  45        16       61
  506    Miscellaneous steam power expenses              3,496       496    3,992
  510    Maintenance supervision and engineering           876       202    1,078
  511    Maintenance of structures                           4         0        4
  512    Maintenance of boiler plant                       115         5      120
  513    Maintenance of electric plant                      65         2       67
  514    Maintenance of miscellaneous steam plant          179         1      180
  535    Operation supervision and engineering              11         -       11
  537    Hydraulic expenses                                  9         -        9
  538    Electric expenses                                   2         -        2
  539    Miscellaneous hydraulic power generation
           expenses                                        136        14      150
  541    Maintenance supervision and engineering            17         3       20
  543    Maintenance of reservoirs, dams and waterways       4         -        4
  546    Operation supervision and engineering              42        11       53
  548    Generation expenses                               186        21      207
  549    Miscellaneous other power generation expenses      25         2       27
  551    Maintenance supervision and engineering             6         -        6
  552    Maintenance of structures                           1         -        1
  553    Maintenance of generating and electric plant       16         1       17
  556    System control and load dispatching                25         1       26
  560    Operation supervision and engineering              46        43       89
  561    Load dispatching                                2,390         -    2,390
  562    Station expenses                                    4         -        4
  563    Overhead line expenses                            326         -      326
  566    Miscellaneous transmission expenses               182        76      258
  568    Maintenance supervision and engineering            29        43       72

                                                                        Page 18a

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

          SCHEDULE XVI--ANALYSIS OF CHARGES FOR SERVICE--ASSOCIATE AND
                             NONASSOCIATE COMPANIES
                             (thousands of dollars)

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                                      ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES
                                                      DIRECT    INDIRECT
ACCOUNT  DESCRIPTION OF ITEMS                          COST      COST      TOTAL              (None)
-------  --------------------                          ----      ----      -----
  571    Maintenance of overhead lines                      80         5       85
  573    Maintenance of miscellaneous transmission
           plant                                            79         -       79
  580    Operation supervision and engineering             970        43    1,013
  581    Load dispatching                                   55         -       55
  582    Station expenses                                  186         -      186
  583    Overhead line expenses                            102         2      104
  584    Underground line expenses                          76         -       76
  585    Street lighting and signal system expenses          5         -        5
  586    Meter expenses                                    468         -      468
  587    Customer installation expenses                    104        24      128
  588    Miscellaneous distribution expenses             4,879        70    4,949
  590    Maintenance supervision and engineering            39        39       78
  592    Maintenance of station equipment                  144         -      144
  593    Maintenance of overhead lines                     317        27      344
  594    Maintenance of underground lines                   10         -       10
  595    Maintenance of line transformers                   16         -       16
  596    Maintenance of street lighting and signal
          systems                                            6         -        6
  597    Maintenance of meters                               2         -        2
  598    Maintenance of miscellaneous distribution plant    29         4       33
  807    Purchased gas expneses                            237        76      313
  813    Other gas supply expenses                          91        47      138
  814    Operation supervision and engineering              33         3       36
  818    Compressor station expenses                        12         -       12
  820    Measuring and regulating station expenses          21         -       21
  824    Other expenses                                      9         -        9
  850    Operation supervision and engineering             121         -      121
  851    System control and load dispatching               431       393      824

                                                                        Page 18b

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

          SCHEDULE XVI--ANALYSIS OF CHARGES FOR SERVICE--ASSOCIATE AND
                             NONASSOCIATE COMPANIES
                             (thousands of dollars)

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                                      ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES
                                                      DIRECT    INDIRECT
ACCOUNT  DESCRIPTION OF ITEMS                          COST      COST      TOTAL              (None)
-------  --------------------                          ----      ----      -----
  852    Communication system expenses                     214         -      214
  853    Compressor station labor and expenses              19         -       19
  856    Mains expenses                                     73         1       74
  857    Measuring and regulating station expenses          13         -       13
  859    Other expenses                                    146        25      171
  861    Maintenance supervision and engineering             8         -        8
  864    Maintenance of compressor station equipment        18         -       18
  865    Maintenance of measuring and reg station
           equip                                             2         -        2
  867    Maintenance of other equipment                      1         -        1
  870    Operation supervision and engineering             386         -      386
  871    Distribution load dispatching                     436       352      788
  874    Mains and services expenses                       220         -      220
  875    Measuring and reg station expenses - General       10         -       10
  876    Measuring and reg station expenses
          - Industrial                                       2         -        2
  877    Measuring and reg station expenses
           - City gate                                       4         -        4
  878    Meter and house regulator expenses                 18         -       18
  879    Customer installation expenses                     67         -       67
  880    Other expenses                                  1,777        37    1,814
  885    Maintenance supervision and engineering            26         -       26
  887    Maintenance of mains                               15         -       15
  892    Maintenance of services                            27         -       27
  893    Maintenance of meters and house regulators         79         -       79
  894    Maintenance of other equipment                     10         2       12
  901    Supervision                                       868       867    1,735
  902    Meter reading expenses                            620         -      620
  903    Customer records and collection expenses       17,355    14,819   32,174
  904    Uncollectible accounts                             12         -       12
  905    Miscellaneous customer accounts expenses           73         -       73
  907    Supervision                                       204        57      261
  908    Customer assistance expenses                    2,507       520    3,027
  909    Informational and instructional advertising
           expenses                                        157        26      183

                                                                        Page 18c

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

          SCHEDULE XVI--ANALYSIS OF CHARGES FOR SERVICE--ASSOCIATE AND
                             NONASSOCIATE COMPANIES
                             (thousands of dollars)

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                                      ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES
                                                      DIRECT    INDIRECT
ACCOUNT  DESCRIPTION OF ITEMS                          COST      COST      TOTAL              (None)
-------  --------------------                          ----      ----      -----
  910    Misc customer service and informational
          expenses                                       2,329       808    3,137
  911    Supervision                                       349       168      517
  912    Demonstrating and selling expenses              8,210     1,998   10,208
  920    Salaries and wages                             39,852     8,976   48,828
  921    Office supplies and expenses                   36,954    37,435   74,389
  922    Administrative expense                              -         -        -
  923    Outside services employed                       7,498     6,888   14,386
  924    Property insurance                                  -         -        -
  925    Injuries and damages                                -       822      822
  926    Employee pensions and benefits                      -    17,316   17,316
  928    Regulatory commission expense                      38         -       38
  930.1  General advertising expenses                       77         -       77
  930.2  Miscellaneous general expense                     854       926    1,780
  931    Rents                                               -     5,798    5,798
  932    Maintenance of structures and equipment             -         -        -
  935    Maintenance of general plant                       25         3       28
  403    Depreciation and amortization expense               -         -        -
  408    Taxes other than income taxes                       -     5,686    5,686
  409    Income taxes                                   (1,538)      138   (1,400)
  410    Provision for deferred income taxes             3,567         -    3,567
  411    Provision for deferred income taxes-credit     (2,032)        -   (2,032)
  411.5  Investment tax credit                               -         -        -
  417.5  Expenses of nonutility operations               1,775       478    2,253
  426.1  Donations                                       2,219         -    2,219
  426.5  Other donations                                   465        89      554
  427    Interest on long-term debt                          -         -        -
  431    Other interest expense                                      (29)     (29)
                                                       -------       ---      ---
     TOTAL EXPENSES                                    144,283   106,369  250,652
                                                       -------   -------  -------
         Compensation for use of equity capital              -         -        -
  430    Interest on debt to associate companies             -     2,038    2,038
                                                         -----     -----    -----
       TOTAL COST OF SERVICE                          $144,283  $108,407 $252,690
                                                      ========  ======== ========


                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

      SCHEDULE XVII--SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                       DEPARTMENT OR SERVICE FUNCTION

                                                       TOTAL                EXECUTIVE     AUDIT               GOVERNMENTAL
ACCOUNT  DESCRIPTION OF ITEMS                          AMOUNT   OVERHEAD    SERVICES    SERVICES   AVIATION     AFFAIRS
-------  --------------------                          ------   --------    --------    --------   --------     -------
500      Operation supervision and engneering          $1,541    $   -         $ -        $ -      $     4       $     -
501      Fuel                                              43        -           -          -            -             -
502      Steam expenses                                   424        -           -          -            1             -
505      Electric expenses                                 61        -           -          -            -             -
506      Miscellaneous steam power expenses             3,992        -           1          -           20             -
510      Maintenance supervision and engineering        1,078        -           -          -            -             -
511      Maintenance of structures                          4        -           -          -            -             -
512      Maintenance of boiler plant                      120        -           -          -            -             -
513      Maintenance of electric plant                     67        -           -          -            -             -
514      Maintenance of miscellaneous steam plant         180        -           -          -            -             -
535      Operation supervision and engineering             11        -           -          -            -             -
537      Hydraulic expenses                                 9        -           -          -            8             -
538      Electric expenses                                  2        -           -          -            -             -
539      Misc hydraulic power generation expenses         150        -           -          -            1             -
541      Maintenance supervision and engineering           20        -           -          -            -             -
543      Maint of reservoirs, dams and water ways           4        -           -          -            2             -
546      Operation supervision and engineering             53        -           -          -            -             -
548      Generation expenses                              207        -           -          -            1             -
549      Misc other power generation expenses              27        -           -          -            -             -
551      Maintenance supervision and engineering            6        -           -          -            -             -
552      Maintenance of structures                          1        -           -          -            -             -
553      Maint of generating and electric plant            17        -           -          -            -             -
556      System control and load dispatching               26        -           -          -            -             -
560      Operation supervision and engineering             89        -           -          -            -             -
561      Load dispatching                               2,390        -           -          -            1             -
562      Station expenses                                   4        -           -          -            -             -
563      Overhead line expenses                           326        -           -          -          318             -
566      Miscellaneous transmission expenses              258        -           -          -            7             -
568      Maintenance supervision and engineering           72        -           -          -            -             -
571      Maintenance of overhead lines                     85        -           -          -           56             -
573      Maint of miscellaneous transmission plant         79        -           -          -            2             -
580      Operation supervision and enginerring          1,013        -           -          -            2             -
581      Load dispatching                                  55        -           -          -            -             -
582      Station expenses                                 186        -           -          -            -             -

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

      SCHEDULE XVII--SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                       DEPARTMENT OR SERVICE FUNCTION

                                                       TOTAL                EXECUTIVE     AUDIT               GOVERNMENTAL
ACCOUNT  DESCRIPTION OF ITEMS                          AMOUNT   OVERHEAD    SERVICES    SERVICES   AVIATION     AFFAIRS
-------  --------------------                          ------   --------    --------    --------   --------     -------
583      Overhead line expenses                           104        -           -          -           15             -
584      Underground line expenses                         76        -           -          -            7             -
585      Street lighting and signal system expenses         5        -           -          -            -             -
586      Meter expenses                                   468        -           -          -            5             -
587      Customer installation expenses                   128        -           -          -            -             -
588      Miscellaneous distribution expenses            4,949        -           -          -            8             -
590      Maintenance supervision and engineering           78        -           -          -            -             -
592      Maintenance of station equipment                 144        -           -          -            -             -
593      Maintenance of overhead lines                    344        -           -          -            7             -
594      Maintenance of underground lines                  10        -           -          -            4             -
595      Maintenance of line transformers                  16        -           -          -            -             -
596      Maint of street lighting and signal systems        6        -           -          -            -             -
597      Maintenance of meters                              2        -           -          -            -             -
598      Maint of miscellaneous distribution plant         33        -           -          -            -             -
807      Purchased gas expneses                           313        -           -          -            -             -
813      Other gas supply expenses                        138        -           -          -            -             -
814      Operation supervision and engineering             36        -           -          -            -             -
818      Compressor station expenses                       12        -           -          -            -             -
820      Measuring and regulating station expenses         21        -           -          -            -             -
824      Other expenses                                     9        -           -          -            -             -
850      Operation supervision and engineering            121        -           -          -            -             -
851      System control and load dispatching              824        -           -          -            -             -
852      Communication system expenses                    214        -           -          -            -             -
853      Compressor station labor and expenses             19        -           -          -            -             -
856      Mains expenses                                    74        -           -          -            -             -
857      Measuring and regulating station expenses         13        -           -          -            -             -
859      Other expenses                                   171        -           -          -            -             -
861      Maintenance supervision and engineering            8        -           -          -            -             -
864      Maint of compressor station equipment             18        -           -          -            -             -
865      Maint of measuring and reg station equip           2        -           -          -            -             -
867      Maintenance of other equipment                     1        -           -          -            1             -
870      Operation supervision and engineering            386        -           -          -            2             -

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

      SCHEDULE XVII--SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                       DEPARTMENT OR SERVICE FUNCTION

                                                       TOTAL                EXECUTIVE     AUDIT               GOVERNMENTAL
ACCOUNT  DESCRIPTION OF ITEMS                          AMOUNT   OVERHEAD    SERVICES    SERVICES   AVIATION     AFFAIRS
-------  --------------------                          ------   --------    --------    --------   --------     -------
871      Distribution load dispatching                    788        -           -          -            -             -
874      Mains and services expenses                      220        -           -          -            -             -
875      Measuring and reg station exp - General           10        -           -          -            -             -
876      Measuring and reg station exp - Industrial         2        -           -          -            -             -
877      Measuring and reg station exp - City gate          4        -           -          -            -             -
878      Meter and house regulator expenses                18        -           -          -            -             -
879      Customer installation expenses                    67        -           -          -            -             -
880      Other expenses                                 1,814        -           -          -            2             -
885      Maintenance supervision and engineering           26        -           -          -            1             -
887      Maintenance of mains                              15        -           -          -            1             -
892      Maintenance of services                           27        -           -          -            -             -
893      Maint of meters and house regulators              79        -           -          -            -             -
894      Maintenance of other equipment                    12        -           -          -            -             -
901      Supervision                                    1,735        -           -          -            -             -
902      Meter reading expenses                           620        -           -          -            8             -
903      Customer records and collecting expenses      32,174        -           -          -            5             -
904      Uncollectible accounts                            12        -           -          -            -             -
905      Misc customer accounts expenses                   73        -           -          -            1             -
907      Supervision                                      261        -           -          -            -             -
908      Customer assistance expenses                   3,027        -           -          -            -             -
909      Informational/instructional advertising exp      183        -           -          -            -             -
910      Misc customer service/ informational exp       3,137        -           -          -            -             -
911      Supervision                                      517        -           -          -            -             -
912      Demonstrating and selling expenses            10,208        -           -          5            1             -

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

      SCHEDULE XVII--SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                       DEPARTMENT OR SERVICE FUNCTION

                                                       TOTAL                EXECUTIVE     AUDIT               GOVERNMENTAL
ACCOUNT  DESCRIPTION OF ITEMS                          AMOUNT   OVERHEAD    SERVICES    SERVICES   AVIATION     AFFAIRS
-------  --------------------                          ------   --------    --------    --------   --------     -------
920      Salaries and wages                            48,828        -       4,884        981            -           289
921      Office supplies and expenses                  74,389        -       2,877        517        1,949           263
922      Administrative expense                             -               -               -            -             -
923      Outside services employed                     14,386        -       3,249        271            -             1
924      Property insurance                                 -        -           -          -            -             -
925      Injuries and damages                             822        -          46          9            -             3
926      Employee pensions and benefits                17,316        -       1,151        238            -            69
928      Regulatory commission expense                     38        -           -          -            -             -
930.1    General advertising expenses                      77        -           -          -            -             -
930.2    Miscellaneous general expense                  1,780        -       1,776          -            -             -
931      Rents                                          5,798        -         362         73            -            23
932      Maintenance of structures and equipment            -        -           -          -            -             -
935      Maintenance of general plant                      28        -           -          -            1             -
403      Depreciation and amortization expense              -        -           -          -            -             -
408      Taxes other than income taxes                  5,686        -         371         78            -            21
409      Income taxes                                  (1,400)       -           -          -            -             -
410      Provision for deferred income                  3,567        -           -          -            -             -
411      Provision for deferred income taxes-credit    (2,032)       -           -          -            -             -
411.5    Investment tax credit                              -        -           -          -            -             -
417.1    Expenses of nonutility operations              2,253        -           -          -            -             -
426.1    Donations                                      2,219        -           -          -            -            12
426.5    Other donations                                  554        -          32          -            -           428
427      Interest on long-term debt                         -        -           -          -            -             -
430      Interest on debt to associate companies        2,038        -           -          -            -             -
431      Other interest expense                           (29)       -           -          -            -             -
                                                    --------------------------------------------------------------------
                 TOTAL EXPENSES                     $ 252,690    $   -    $ 14,749    $ 2,172      $ 2,441       $ 1,109
                                                    ====================================================================

                                                                        Page 19a

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).


                                       DEPARTMENT OR SERVICE FUNCTION
                                                                                   CORP                   ELECTRIC
                                                       CORPORATE       GENERAL   PLANNING    PRODUCTION   COMMODITY      PURCHASED
ACCOUNT  DESCRIPTION OF ITEMS                          COMMUNICATIONS  COUNSEL   & DEVELOP   SERVICES     BUS DEVELOP    POWER
-------  --------------------                          --------------  -------   ---------   --------     -----------    -----
500      Operation supervision and engineering         $    -         $     -     $     -    $    589       $   -        $    -
501      Fuel                                               -               -           -           2           -             6
502      Steam expenses                                     -               -           -         422           -             -
505      Electric expenses                                  -               1           -          59           -             -
506      Miscellaneous steam power expenses                 -              61           -       1,460           -             -
510      Maintenance supervision and engineering            -               -           -       1,077           -             -
511      Maintenance of structures                          -               -           -           -           -             -
512      Maintenance of boiler plant                        -               -           -         106           -             -
513      Maintenance of electric plant                      -               -           -          62           -             -
514      Maintenance of miscellaneous steam plant           -               -           -           2           -             -
535      Operation supervision and engineering              -               -           -           -           -             -
537      Hydraulic expenses                                 -               -           -           -           -             -
538      Electric expenses                                  -               -           -           -           -             -
539      Misc hydraulic power generation expenses           -               3           -          14           -             -
541      Maintenance supervision and engineering            -               -           -          13           -             -
543      Maint of reservoirs, dams and waterways            -               -           -           -           -             -
546      Operation supervision and engineering              -               -           -          41           -             -
548      Generation expenses                                -               -           -          60           -             -
549      Misc other power generation expenses               -               -           -           -           -             -
551      Maintenance supervision and engineering            -               -           -           -           -             -
552      Maintenance of structures                          -               -           -           -           -             -
553      Maint of generating and electric plant             -               -           -           3           -             -
556      System control and load dispatching                -               -           -           -           -             -
560      Operation supervision and engineering              -               -           -           -           -             -
561      Load dispatching                                   -               -           -           -           -             -
562      Station expenses                                   -               -           -           -           -             -
563      Overhead line expenses                             -               -           -           -           -             -
566      Miscellaneous transmission expenses                -               -           -           -           -            23
568      Maintenance supervision and engineering            -               -           -           -           -             -
571      Maintenance of overhead lines                      -               -           -           -           -             -
573      Maint of miscellaneous transmission plant          -               -           -           -           -             -
580      Operation supervision and engineering              -               -           -           -           -             -
581      Load dispatching                                   -               -           -           -           -             -
582      Station expenses                                   -               -           -           -           -             -

                                                                        Page 19a

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).


                                       DEPARTMENT OR SERVICE FUNCTION
                                                                                   CORP                   ELECTRIC
                                                       CORPORATE       GENERAL   PLANNING    PRODUCTION   COMMODITY      PURCHASED
ACCOUNT  DESCRIPTION OF ITEMS                          COMMUNICATIONS  COUNSEL   & DEVELOP   SERVICES     BUS DEVELOP    POWER
-------  --------------------                          --------------  -------   ---------   --------     -----------    -----
583      Overhead line expenses                             1               -           -           -           -             -
584      Underground line expenses                          -               -           -           -           -             -
585      Street lighting and signal system expenses         -               -           -           -           -             -
586      Meter expenses                                     -               -           -           -           -             -
587      Customer installation expenses                     -               -           -           -           -             -
588      Miscellaneous distribution expenses                -              34           -          24           -             -
590      Maintenance supervision and engineering            -               -           -           -           -             -
592      Maintenance of station equipment                   -               -           -           -           -             -
593      Maintenance of overhead lines                      -               -           -           -           -             -
594      Maintenance of underground lines                   -               -           -           -           -             -
595      Maintenance of line transformers                   -               -           -           -           -             -
596      Maint of street lighting and signal systems        -               -           -           -           -             -
597      Maintenance of meters                              -               -           -           -           -             -
598      Maint of miscellaneous distribution plant          -               -           -           -           -             -
807      Purchased gas expneses                             -               -           -           -           -             -
813      Other gas supply expenses                          -               -           -           -           -             -
814      Operation supervision and engineering              -               -           -           -           -             -
818      Compressor station expenses                        -               -           -           -           -             -
820      Measuring and regulating station expenses          -               -           -           -           -             -
824      Other expenses                                     -               -           -           -           -             -
850      Operation supervision and engineering              -               -           -           -           -             -
851      System control and load dispatching                -               -           -           -           -             -
852      Communication system expenses                      -               -           -           -           -             -
853      Compressor station labor and expenses              -               -           -           -           -             -
856      Mains expenses                                     -               -           -           -           -             -
857      Measuring and regulating station expenses          -               -           -           -           -             -
859      Other expenses                                     -               -           -           -           -             -
861      Maintenance supervision and engineering            -               -           -           -           -             -
864      Maint of compressor station equipment              -               -           -           -           -             -
865      Maint of measuring and reg station equip           -               -           -           -           -             -
867      Maintenance of other equipment                     -               -           -           -           -             -
870      Operation supervision and engineering              -               -           -           -           -             -

                                                                        Page 19a

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).


                                       DEPARTMENT OR SERVICE FUNCTION
                                                                                   CORP                   ELECTRIC
                                                       CORPORATE       GENERAL   PLANNING    PRODUCTION   COMMODITY      PURCHASED
ACCOUNT  DESCRIPTION OF ITEMS                          COMMUNICATIONS  COUNSEL   & DEVELOP   SERVICES     BUS DEVELOP    POWER
-------  --------------------                          --------------  -------   ---------   --------     -----------    -----
871      Distribution load dispatching                      -               -           -           -           -             -
874      Mains and services expenses                        -               -           -           -           -             -
875      Measuring and reg station exp - General            -               -           -           -           -             -
876      Measuring and reg station exp - Industrial         -               -           -           -           -             -
877      Measuring and reg station exp - City gate          -               -           -           -           -             -
878      Meter and house regulator expenses                 -               -           -           -           -             -
879      Customer installation expenses                     -               -           -           -           -             -
880      Other expenses                                     -               9           -           9           -             -
885      Maintenance supervision and engineering            -               -           -           -           -             -
887      Maintenance of mains                               -               -           -           -           -             -
892      Maintenance of services                            -               -           -           -           -             -
893      Maint of meters and house regulators               -               -           -           -           -             -
894      Maintenance of other equipment                     -               -           -           -           -             -
901      Supervision                                        -               -           -           -           -             -
902      Meter reading expenses                             -               -           -           -           -             -
903      Customer records and collection expenses           -               -           -           -           -             -
904      Uncollectible accounts                             -               -           -           -           -             -
905      Misc customer accounts expenses                    -               -           -           -           -             -
907      Supervision                                        -               -           -           -           -             -
908      Customer assistance expenses                       -               -           -           5           -             -
909      Informational/instructional advertising exp      132               -           -           -           -             -
910      Misc customer service/ informational exp          13               -           -           -           -             -
911      Supervision                                        -               -           -           -           -             -
912      Demonstrating and selling expenses                 1               -           -           -           -         2,946

                                                                        Page 19a

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).


                                       DEPARTMENT OR SERVICE FUNCTION
                                                                                   CORP                   ELECTRIC
                                                       CORPORATE       GENERAL   PLANNING    PRODUCTION   COMMODITY      PURCHASED
ACCOUNT  DESCRIPTION OF ITEMS                          COMMUNICATIONS  COUNSEL   & DEVELOP   SERVICES     BUS DEVELOP    POWER
-------  --------------------                          --------------  -------   ---------   --------     -----------    -----
920      Salaries and wages                              1,389           1,442       2,181       2,524         369           515
921      Office supplies and expenses                    1,185           2,549       1,847       2,217         108           772
922      Administrative expense                              -               -         -             -         -               -
923      Outside services employed                           5             164         814           5         100            83
924      Property insurance                                  -               -           -           -           -             -
925      Injuries and damages                               12              47          19          54           4            24
926      Employee pensions and benefits                    322             357         511       1,212          92           594
928      Regulatory commission expense                       -               4           -           -           -             -
930.1    General advertising expenses                       77               -           -           -           -             -
930.2    Miscellaneous general expense                       -               -           -           -           -             -
931      Rents                                              99             112         157         378          29           187
932      Maintenance of structures and equipment             -               -           -           -           -             -
935      Maintenance of general plant                        -               -           -           -           -             -
403      Depreciation and amortization expense               -               -           -           -           -             -
408      Taxes other than income taxes                     105             116         168         396          28           189
409      Income taxes                                        -               -           -           -           -             -
410      Provision for deferred income taxes                 -               -           -           -           -             -
411      Provision for deferred income taxes-credit          -               -           -           -           -             -
411.5    Investment tax credit                               -               -           -           -           -             -
417.1    Expenses of nonutility operations                 122               -           -           -           -             -
426.1    Donations                                       2,207               -           -           -           -             -
426.5    Other donations                                     -              73           -           -           -             -
427      Interest on long-term debt                          -               -           -           -           -             -
430      Interest on debt to associate companies             -               -           -           -           -             -
431      Other interest expense                              -               -           -           -           -             -
                                                       -------------------------------------------------------------------------
                       TOTAL EXPENSES                  $ 5,670         $ 4,972     $ 5,697     $10,734       $ 730       $ 5,339
                                                       =========================================================================

                                                                        Page 19b
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                       DEPARTMENT OR SERVICE FUNCTION
                                                        ENERGY/    RESOURCE   INFORMATION                        PAYMENT &
                                                        ENVIRON-    ACQUI-       TECH       SUPPLY   INVESTOR     REPORT-    HUMAN
ACCOUNT  DESCRIPTION OF ITEMS                           MENTAL      SITION      NOLOGY      CHAIN    RELATIONS     ING     RESOURCES
-------  --------------------                           ------      ------      ------      -----    ---------     ---     ---------
500      Operation supervision and engineering         $   922     $      -    $       11   $     -  $     -     $     -    $    11
501      Fuel                                                -           27             6         -        -           -          2
502      Steam expenses                                      -            -             1         -        -           -          -
505      Electric expenses                                   -            -             -         -        -           -          -
506      Miscellaneous steam power expenses                 13            -         2,434         -        -           -          1
510      Maintenance supervision and engineering             1            -             -         -        -           -          -
511      Maintenance of structures                           -            -             4         -        -           -          -
512      Maintenance of boiler plant                         8            -             3         -        -           -          3
513      Maintenance of electric plant                       -            -             4         -        -           -          -
514      Maintenance of miscellaneous steam plant            1            -           176         -        -           -          -
535      Operation supervision and engineering               -            -            11         -        -           -          -
537      Hydraulic expenses                                  1            -             -         -        -           -          -
538      Electric expenses                                   -            -             2         -        -           -          -
539      Misc hydraulic power generation expenses            -            -           105         -        -           -          1
541      Maintenance supervision and engineering             -            -             7         -        -           -          -
543      Maint of reservoirs, dams and waterways             -            -             2         -        -           -          -
546      Operation supervision and engineering              12            -             -         -        -           -          -
548      Generation expenses                                 2            -           144         -        -           -          -
549      Misc other power generation expenses                -            -            23         -        -           -          -
551      Maintenance supervision and engineering             6            -             -         -        -           -          -
552      Maintenance of structures                           1            -             -         -        -           -          -
553      Maint of generating and electric plant              -            -            14         -        -           -          -
556      System control and load dispatching                 -            -            22         -        -           -          -
560      Operation supervision and engineering               -            -            16         -        -           -          -
561      Load dispatching                                    -            -         2,388         -        -           -          -
562      Station expenses                                    -            -             3         -        -           -          -
563      Overhead line expenses                              -            -             8         -        -           -          -
566      Miscellaneous transmission expenses                 -            -            31         -        -           -          -
568      Maintenance supervision and engineering             -            -             -         -        -           -          -
571      Maintenance of overhead lines                       -            -             -         -        -           -          -
573      Maint of miscellaneous transmission plant           -            -            77         -        -           -          -
580      Operation supervision and engineering               -            -           917         -        -           -          -
581      Load dispatching                                    -            -            55         -        -           -          -
582      Station expenses                                   18            -           168         -        -           -          -

                                                                        Page 19b
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                       DEPARTMENT OR SERVICE FUNCTION
                                                        ENERGY/    RESOURCE   INFORMATION                        PAYMENT &
                                                        ENVIRON-    ACQUI-       TECH       SUPPLY   INVESTOR     REPORT-    HUMAN
ACCOUNT  DESCRIPTION OF ITEMS                           MENTAL      SITION      NOLOGY      CHAIN    RELATIONS     ING     RESOURCES
-------  --------------------                           ------      ------      ------      -----    ---------     ---     ---------
583      Overhead line expenses                              1            -            82         -        -           -          -
584      Underground line expenses                           -            -            69         -        -           -          -
585      Street lighting and signal system expenses          -            -             5         -        -           -          -
586      Meter expenses                                      -            -           461         -        -           -          -
587      Customer installation expenses                      -            -             6         -        -           -          -
588      Miscellaneous distribution expenses               131            -         4,587         1        -           -          2
590      Maintenance supervision and engineering             -            -            12         -        -           -          -
592      Maintenance of station equipment                   84            -            17         -        -           -          -
593      Maintenance of overhead lines                       -            -            26         -        -           -         10
594      Maintenance of underground lines                    -            -             6         -        -           -          -
595      Maintenance of line transformers                    -            -            16         -        -           -          -
596      Maint of street lighting and signal systems         -            -             3         -        -           -          -
597      Maintenance of meters                               -            -             2         -        -           -          -
598      Maint of miscellaneous distribution plant          10            -             -         -        -           -          -
807      Purchased gas expneses                              -            -             -         -        -           -          -
813      Other gas supply expenses                           -            -             -         -        -           -          -
814      Operation supervision and engineering               2            -            30         -        -           -          -
818      Compressor station expenses                         -            -            12         -        -           -          -
820      Measuring and regulating station expenses           -            -            21         -        -           -          -
824      Other expenses                                      -            -             9         -        -           -          -
850      Operation supervision and engineering               -            -           121         -        -           -          -
851      System control and load dispatching                 -            -             -         -        -           -          -
852      Communication system expenses                       -            -            25         -        -           -          -
853      Compressor station labor and expenses               -            -            19         -        -           -          -
856      Mains expenses                                      -            -            71         -        -           -          -
857      Measuring and regulating station expenses           -            -            13         -        -           -          -
859      Other expenses                                      -            -           102         -        -           -          1
861      Maintenance supervision and engineering             -            -             8         -        -           -          -
864      Maint of compressor station equipment               -            -            18         -        -           -          -
865      Maint of measuring and reg station equip            -            -             2         -        -           -          -
867      Maintenance of other equipment                      -            -             -         -        -           -          -
870      Operation supervision and engineering               -            -           383         -        -           -          -

                                                                        Page 19b
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                       DEPARTMENT OR SERVICE FUNCTION
                                                        ENERGY/    RESOURCE   INFORMATION                        PAYMENT &
                                                        ENVIRON-    ACQUI-       TECH       SUPPLY   INVESTOR     REPORT-    HUMAN
ACCOUNT  DESCRIPTION OF ITEMS                           MENTAL      SITION      NOLOGY      CHAIN    RELATIONS     ING     RESOURCES
-------  --------------------                           ------      ------      ------      -----    ---------     ---     ---------
871      Distribution load dispatching                       -           -          11            -        -           -          -
874      Mains and services expenses                         -           -         220            -        -           -          -
875      Measuring and reg station exp - General             -           -          10            -        -           -          -
876      Measuring and reg station exp - Industrial          -           -           2            -        -           -          -
877      Measuring and reg station exp - City gate           -           -           4            -        -           -          -
878      Meter and house regulator expenses                  -           -          18            -        -           -          -
879      Customer installation expenses                      -           -          67            -        -           -          -
880      Other expenses                                     98           -       1,581            1        -           -         20
885      Maintenance supervision and engineering             9           -          16            -        -           -          -
887      Maintenance of mains                                -           -          14            -        -           -          -
892      Maintenance of services                             -           -          27            -        -           -          -
893      Maint of meters and house regulators                -           -          79            -        -           -          -
894      Maintenance of other equipment                      -           -           -            -        -           -          -
901      Supervision                                         -           -          21            -        -           -          -
902      Meter reading expenses                              -           -         594            -        -           -          -
903      Customer records and collection expenses            -           -       5,630            1        -           -          -
904      Uncollectible accounts                              -           -          12            -        -           -          -
905      Misc customer accounts expenses                     -           -          70            -        -           -          -
907      Supervision                                         -           -           4            -        -           -          -
908      Customer assistance expenses                        -           -           9            -        -           -          -
909      Informational/instructional advertising exp         -           -           -            -        -           -          -
910      Misc customer service/ informational exp            -           -          35            -        -           -          -
911      Supervision                                         -           -           -            -        -           -          -
912      Demonstrating and selling expenses                  -           -         334            -        -           -          -

                                                                        Page 19b
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                       DEPARTMENT OR SERVICE FUNCTION
                                                        ENERGY/    RESOURCE   INFORMATION                        PAYMENT &
                                                        ENVIRON-    ACQUI-       TECH       SUPPLY   INVESTOR     REPORT-    HUMAN
ACCOUNT  DESCRIPTION OF ITEMS                           MENTAL      SITION      NOLOGY      CHAIN    RELATIONS     ING     RESOURCES
-------  --------------------                           ------      ------      ------      -----    ---------     ---     ---------
920      Salaries and wages                              1,424       1,759         343        3,395      400         603      5,399
921      Office supplies and expenses                      662         662      16,604        6,385      528       1,126      5,038
922      Administrative expense                              -           -           -            -        -           -          -
923      Outside services employed                          12          81         678        3,003      542         192        585
924      Property insurance                                  -           -           -            -        -           -          -
925      Injuries and damages                               18          17           4           32        3           6         93
926      Employee pensions and benefits                    455         426         126          835       86         141      1,282
928      Regulatory commission expense                       -           -           -            -        -           -          -
930.1    General advertising expenses                        -           -           -            -        -           -          -
930.2    Miscellaneous general expense                       -           -           2            -        -           -          2
931      Rents                                             142         133         132          259       26          44        401
932      Maintenance of structures and equipment             -           -           -            -        -           -          -
935      Maintenance of general plant                        -           -          22            -        -           -          -
403      Depreciation and amortization expense               -           -           -            -        -           -          -
408      Taxes other than income taxes                     148         138          48          279       28          51        417
409      Income taxes                                        -           -           -            -        -           -          -
410      Provision for deferred income taxes                 -           -           -            -        -           -          -
411      Provision for deferred income taxes-credit          -           -           -            -        -           -          -
411.5    Investment tax credit                               -           -           -            -        -           -          -
417.1    Expenses of nonutility operations                   -           -         112            -        -           -          1
426.1    Donations                                           -           -           -            -        -           -          -
426.5    Other donations                                     -           -           7            -        -           -          -
427      Interest on long-term debt                          -           -           -            -        -           -          -
430      Interest on debt to associate companies             -           -           -            -        -           -          -
431      Other interest expense                              -           -           -            -        -           -          -
                                                       ----------------------------------------------------------------------------
                           TOTAL EXPENSES              $ 4,181     $ 3,243     $39,594      $14,191  $ 1,613     $ 2,163    $13,269
                                                       ============================================================================

                                                                        Page 19c
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).


                                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                                                            WHOLESALE
                                                          REGULATORY       CONTROLLERS     BULK POWER     RES & BUS       CUSTOM
ACCOUNT  DESCRIPTION OF ITEMS                          ADMINISTRATION     ORGANIZATION       SALES         SALES        ACCT SALES
-------  --------------------                          --------------     ------------       -----         -----        ----------
500      Operation supervision and engineering          $     -           $     -          $       -      $      -      $      -
501      Fuel                                                 -                 -                  -             -             -
502      Steam expenses                                       -                 -                  -             -             -
505      Electric expenses                                    -                 -                  -             -             -
506      Miscellaneous steam power expenses                   -                 -                  -             -             -
510      Maintenance supervision and engineering              -                 -                  -             -             -
511      Maintenance of structures                            -                 -                  -             -             -
512      Maintenance of boiler plant                          -                 -                  -             -             -
513      Maintenance of electric plant                        -                 -                  -             -             -
514      Maintenance of miscellaneous steam plant             -                 -                  -             -             -
535      Operation supervision and engineering                -                 -                  -             -             -
537      Hydraulic expenses                                   -                 -                  -             -             -
538      Electric expenses                                    -                 -                  -             -             -
539      Misc hydraulic power generation expenses             -                 -                  -             -             -
541      Maintenance supervision and engineering              -                 -                  -             -             -
543      Maint of reservoirs, dams and waterways              -                 -                  -             -             -
546      Operation supervision and engineering                -                 -                  -             -             -
548      Generation expenses                                  -                 -                  -             -             -
549      Misc other power generation expenses                 -                 -                  -             -             -
551      Maintenance supervision and engineering              -                 -                  -             -             -
552      Maintenance of structures                            -                 -                  -             -             -
553      Maint of generating and electric plant               -                 -                  -             -             -
556      System control and load dispatching                  -                 -                  -             -             -
560      Operation supervision and engineering                -                 -                  -             -             -
561      Load dispatching                                     -                 -                  -             -             -
562      Station expenses                                     -                 -                  -             -             -
563      Overhead line expenses                               -                 -                  -             -             -
566      Miscellaneous transmission expenses                  -                 -                  -             -             -
568      Maintenance supervision and engineering              -                 -                  -             -             -
571      Maintenance of overhead lines                        -                 -                  -             -             -
573      Maint of miscellaneous transmission plant            -                 -                  -             -             -
580      Operation supervision and engineering                -                 -                  -             -             -
581      Load dispatching                                     -                 -                  -             -             -
582      Station expenses                                     -                 -                  -             -             -

                                                                        Page 19c
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).


                                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                                                            WHOLESALE
                                                          REGULATORY       CONTROLLERS     BULK POWER     RES & BUS       CUSTOM
ACCOUNT  DESCRIPTION OF ITEMS                          ADMINISTRATION     ORGANIZATION       SALES         SALES        ACCT SALES
-------  --------------------                          --------------     ------------       -----         -----        ----------
583      Overhead line expenses                               -                 -                  -             -             -
584      Underground line expenses                            -                 -                  -             -             -
585      Street lighting and signal system expenses           -                 -                  -             -             -
586      Meter expenses                                       -                 -                  -             -             -
587      Customer installation expenses                       -                 -                  -           112             -
588      Miscellaneous distribution expenses                  -                 -                  -             -             -
590      Maintenance supervision and engineering              -                 -                  -             -             -
592      Maintenance of station equipment                     -                 -                  -             -             -
593      Maintenance of overhead lines                        -                 -                  -             -             -
594      Maintenance of underground lines                     -                 -                  -             -             -
595      Maintenance of line transformers                     -                 -                  -             -             -
596      Maint of street lighting and signal systems          -                 -                  -             -             -
597      Maintenance of meters                                -                 -                  -             -             -
598      Maint of miscellaneous distribution plant            -                 -                  -             -             -
807      Purchased gas expneses                               -                 -                  -             -             -
813      Other gas supply expenses                            -                 -                  -             -             -
814      Operation supervision and engineering                -                 -                  -             -             -
818      Compressor station expenses                          -                 -                  -             -             -
820      Measuring and regulating station expenses            -                 -                  -             -             -
824      Other expenses                                       -                 -                  -             -             -
850      Operation supervision and engineering                -                 -                  -             -             -
851      System control and load dispatching                  -                 -                  -             -             -
852      Communication system expenses                        -                 -                  -             -             -
853      Compressor station labor and expenses                -                 -                  -             -             -
856      Mains expenses                                       -                 -                  -             -             -
857      Measuring and regulating station expenses            -                 -                  -             -             -
859      Other expenses                                       -                 -                  -             -             -
861      Maintenance supervision and engineering              -                 -                  -             -             -
864      Maint of compressor station equipment                -                 -                  -             -             -
865      Maint of measuring and reg station equip             -                 -                  -             -             -
867      Maintenance of other equipment                       -                 -                  -             -             -
870      Operation supervision and engineering                -                 -                  -             -             -

                                                                        Page 19c
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).


                                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                                                            WHOLESALE
                                                          REGULATORY       CONTROLLERS     BULK POWER     RES & BUS       CUSTOM
ACCOUNT  DESCRIPTION OF ITEMS                          ADMINISTRATION     ORGANIZATION       SALES         SALES        ACCT SALES
-------  --------------------                          --------------     ------------       -----         -----        ----------
871      Distribution load dispatching                        -                 -                  -             -             -
874      Mains and services expenses                          -                 -                  -             -             -
875      Measuring and reg station exp - General              -                 -                  -             -             -
876      Measuring and reg station exp - Industrial           -                 -                  -             -             -
877      Measuring and reg station exp - City gate            -                 -                  -             -             -
878      Meter and house regulator expenses                   -                 -                  -             -             -
879      Customer installation expenses                       -                 -                  -             -             -
880      Other expenses                                       -                 -                  -             -             -
885      Maintenance supervision and engineering              -                 -                  -             -             -
887      Maintenance of mains                                 -                 -                  -             -             -
892      Maintenance of services                              -                 -                  -             -             -
893      Maint of meters and house regulators                 -                 -                  -             -             -
894      Maintenance of other equipment                       -                 -                  -             -             -
901      Supervision                                          -                 -                  -             -             -
902      Meter reading expenses                               -                 -                  -             -             -
903      Customer records and collection expenses             5                 -                  -            15             -
904      Uncollectible accounts                               -                 -                  -             -             -
905      Misc customer accounts expenses                      -                 -                  -             -             -
907      Supervision                                          -                 -                 55            72             -
908      Customer assistance expenses                         -                 -                211         1,680           242
909      Informational/instructional advertising exp          -                 -                  -             -             -
910      Misc customer service/ informational exp             2                 -                  -           169             1
911      Supervision                                          -                 -                 51            82             1
912      Demonstrating and selling expenses                   -                 -              1,084         1,377           769

                                                                        Page 19c
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).


                                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                                                            WHOLESALE
                                                          REGULATORY       CONTROLLERS     BULK POWER     RES & BUS       CUSTOM
ACCOUNT  DESCRIPTION OF ITEMS                          ADMINISTRATION     ORGANIZATION       SALES         SALES        ACCT SALES
-------  --------------------                          --------------     ------------       -----         -----        ----------
920      Salaries and wages                               2,045             3,670                 40           215            47
921      Office supplies and expenses                     1,375             8,302                316           247            54
922      Administrative expense                               -                -                   -             -             -
923      Outside services employed                           80             3,448                  -             1             -
924      Property insurance                                   -                 -                  -             -             -
925      Injuries and damages                                19                35                  9            26             6
926      Employee pensions and benefits                     502               898                223           637           168
928      Regulatory commission expense                       34                 -                  -             -             -
930.1    General advertising expenses                         -                 -                  -             -             -
930.2    Miscellaneous general expense                        -                 -                  -             -             -
931      Rents                                              156               280                 71           201            52
932      Maintenance of structures and equipment              -                 -                  -             -             -
935      Maintenance of general plant                         -                 -                  -             -             -
403      Depreciation and amortization expense                -                 -                  -             -             -
408      Taxes other than income taxes                      164               291                 72           208            55
409      Income taxes                                         -            (1,400)                 -             -             -
410      Provision for deferred income taxes                  -             3,567                  -             -             -
411      Provision for deferred income taxes-credit           -            (2,032)                 -             -             -
411.5    Investment tax credit                                -                 -                  -             -             -
417.1    Expenses of nonutility operations                    5                21                  -            35            38
426.1    Donations                                            -                 -                  -             -             -
426.5    Other donations                                      1                 -                  -             3             -
427      Interest on long-term debt                           -                 -                  -             -             -
430      Interest on debt to associate companies              -             2,038                  -             -             -
431      Other interest expense                               -               (29)                 -             -             -
                                                        ----------------------------------------------------------------------------
                           TOTAL EXPENSES               $ 4,388           $19,089            $ 2,132       $ 5,080         $ 1,433
                                                        ============================================================================

                                                                        Page 19d

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                                                  DEPARTMENT OR SERVICE FUNCTION
                                                         STRATEGIC/   COMMUNITY &   DESIGN    SUBSTATION  TRANSMISSION CONSTRUCTION,
                                                          KEY ACC     ECONOMIC     ENGINEER    ENGINEER     ENGINEER    OPERATION &
ACCOUNT  DESCRIPTION OF ITEMS                              SALES        DEV          -ING       -ING         -ING       MAINTENANCE
-------  --------------------                              -----        ---          ----       ----         ----       -----------
500      Operation supervision and engineering            $      -    $     -       $     -    $      -     $       -    $       -
501      Fuel                                                    -          -             -           -             -            -
502      Steam expenses                                          -          -             -           -             -            -
505      Electric expenses                                       -          -             -           -             -            -
506      Miscellaneous steam power expenses                      -          -             -           -             2            -
510      Maintenance supervision and engineering                 -          -             -           -             -            -
511      Maintenance of structures                               -          -             -           -             -            -
512      Maintenance of boiler plant                             -          -             -           -             -            -
513      Maintenance of electric plant                           -          -             -           1             -            -
514      Maintenance of miscellaneous steam plant                -          -             -           -             -            1
535      Operation supervision and engineering                   -          -             -           -             -            -
537      Hydraulic expenses                                      -          -             -           -             -            -
538      Electric expenses                                       -          -             -           -             -            -
539      Misc hydraulic power generation expenses                -          -             -           -            26            -
541      Maintenance supervision and engineering                 -          -             -           -             -            -
543      Maint of reservoirs, dams and waterways                 -          -             -           -             -            -
546      Operation supervision and engineering                   -          -             -           -             -            -
548      Generation expenses                                     -          -             -           -             -            -
549      Misc other power generation expenses                    -          -             -           -             4            -
551      Maintenance supervision and engineering                 -          -             -           -             -            -
552      Maintenance of structures                               -          -             -           -             -            -
553      Maint of generating and electric plant                  -          -             -           -             -            -
556      System control and load dispatching                     -          -             -           -             -            -
560      Operation supervision and engineering                   -          -             -           1             -           72
561      Load dispatching                                        -          -             -           1             -            -
562      Station expenses                                        -          -             -           -             1            -
563      Overhead line expenses                                  -          -             -           -             -            -
566      Miscellaneous transmission expenses                     -          -             -           1           194            2
568      Maintenance supervision and engineering                 -          -             -           -             -           72
571      Maintenance of overhead lines                           -          -             -           -             -           29
573      Maint of miscellaneous transmission plant               -          -             -           -             -            -
580      Operation supervision and engineering                   -          -            23           -             -           71
581      Load dispatching                                        -          -             -           -             -            -
582      Station expenses                                        -          -             -           -             -            -

                                                                        Page 19d

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                                                  DEPARTMENT OR SERVICE FUNCTION
                                                         STRATEGIC/   COMMUNITY &   DESIGN    SUBSTATION  TRANSMISSION CONSTRUCTION,
                                                          KEY ACC     ECONOMIC     ENGINEER    ENGINEER     ENGINEER    OPERATION &
ACCOUNT  DESCRIPTION OF ITEMS                              SALES        DEV          -ING       -ING         -ING       MAINTENANCE
-------  --------------------                              -----        ---          ----       ----         ----       -----------
583          Overhead line expenses                              1          -             -           -             4            -
584          Underground line expenses                           -          -             -           -             -            -
585          Street lighting and signal system expenses          -          -             -           -             -            -
586          Meter expenses                                      -          -             2           -             -            -
587          Customer installation expenses                      -          -             -           -             -            -
588          Miscellaneous distribution expenses                 3          -             -           -           134            -
590          Maintenance supervision and engineering             -          -             -           2             -           64
592          Maintenance of station equipment                    -          -            43           -             -            -
593          Maintenance of overhead lines                       -          -            99           -             -          202
594          Maintenance of underground lines                    -          -             -           -             -            -
595          Maintenance of line transformers                    -          -             -           -             -            -
596          Maint of street lighting and signal systems         -          -             3           -             -            -
597          Maintenance of meters                               -          -             -           -             -            -
598          Maint of miscellaneous distribution plant           -          -             -           -             -           23
807          Purchased gas expneses                              -          -             -           -             -            -
813          Other gas supply expenses                           -          -             -           -             -            -
814          Operation supervision and engineering               -          -             -           -             4            -
818          Compressor station expenses                         -          -             -           -             -            -
820          Measuring and regulating station expenses           -          -             -           -             -            -
824          Other expenses                                      -          -             -           -             -            -
850          Operation supervision and engineering               -          -             -           -             -            -
851          System control and load dispatching                 -          -             -           -             -            -
852          Communication system expenses                       -          -             -           -             -            -
853          Compressor station labor and expenses               -          -             -           -             -            -
856          Mains expenses                                      -          -             -           -             3            -
857          Measuring and regulating station expenses           -          -             -           -             -            -
859          Other expenses                                      -          -             -           -            68            -
861          Maintenance supervision and engineering             -          -             -           -             -            -
864          Maint of compressor station equipment               -          -             -           -             -            -
865          Maint of measuring and reg station equip            -          -             -           -             -            -
867          Maintenance of other equipment                      -          -             -           -             -            -
870          Operation supervision and engineering               -          -             -           -             -            1

                                                                        Page 19d

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                                                  DEPARTMENT OR SERVICE FUNCTION
                                                         STRATEGIC/   COMMUNITY &   DESIGN    SUBSTATION  TRANSMISSION CONSTRUCTION,
                                                          KEY ACC     ECONOMIC     ENGINEER    ENGINEER     ENGINEER    OPERATION &
ACCOUNT  DESCRIPTION OF ITEMS                              SALES        DEV          -ING       -ING         -ING       MAINTENANCE
-------  --------------------                              -----        ---          ----       ----         ----       -----------
871      Distribution load dispatching                           -           -            -           -             -            -
874      Mains and services expenses                             -           -            -           -             -            -
875      Measuring and reg station exp - General                 -           -            -           -             -            -
876      Measuring and reg station exp - Industrial              -           -            -           -             -            -
877      Measuring and reg station exp - City gate               -           -            -           -             -            -
878      Meter and house regulator expenses                      -           -            -           -             -            -
879      Customer installation expenses                          -           -            -           -             -            -
880      Other expenses                                          -           -            -           -            76           17
885      Maintenance supervision and engineering                 -           -            -           -             -            -
887      Maintenance of mains                                    -           -            -           -             -            -
892      Maintenance of services                                 -           -            -           -             -            -
893      Maint of meters and house regulators                    -           -            -           -             -            -
894      Maintenance of other equipment                          -           -            -           -             -           12
901      Supervision                                             -           -           12           -             -            -
902      Meter reading expenses                                  -           -            -           -             -            -
903      Customer records and collection expenses                -           -            -           -             -            -
904      Uncollectible accounts                                  -           -            -           -             -            -
905      Misc customer accounts expenses                         -           -            -           -             -            -
907      Supervision                                            52           -            -           -             -            -
908      Customer assistance expenses                          682           -            -           -             -            -
909      Informational/instructional advertising exp             -           -            -           -             -            -
910      Misc customer service/ informational exp                7           -            1           -             -            -
911      Supervision                                            47           -            -           -             -            -
912      Demonstrating and selling expenses                  1,437         869            -           -             -            -

                                                                        Page 19d

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                                                  DEPARTMENT OR SERVICE FUNCTION
                                                         STRATEGIC/   COMMUNITY &   DESIGN    SUBSTATION  TRANSMISSION CONSTRUCTION,
                                                          KEY ACC     ECONOMIC     ENGINEER    ENGINEER     ENGINEER    OPERATION &
ACCOUNT  DESCRIPTION OF ITEMS                              SALES        DEV          -ING       -ING         -ING       MAINTENANCE
-------  --------------------                              -----        ---          ----       ----         ----       -----------
920      Salaries and wages                                     27          77        1,757       3,472         3,256          513
921      Office supplies and expenses                          142         125          997       4,603         4,629          241
922      Administrative expense                                  -           -            -           -             -           -
923      Outside services employed                               -           -           15         112            30            -
924      Property insurance                                      -           -            -           -             -            -
925      Injuries and damages                                   14           6           17          33            34           60
926      Employee pensions and benefits                        379         166          434         882           886          213
928      Regulatory commission expense                           -           -            -           -             -            -
930.1    General advertising expenses                            -           -            -           -             -            -
930.2    Miscellaneous general expense                           -           -            -           -             -            -
931      Rents                                                 116          45          135         270           275           66
932      Maintenance of structures and equipment                 -           -            -           -             -            -
935      Maintenance of general plant                            -           -            -           -             -            -
403      Depreciation and amortization expense                   -           -            -           -             -            -
408      Taxes other than income taxes                         124          52          140         285           291           68
409      Income taxes                                            -           -            -           -             -            -
410      Provision for deferred income taxes                     -           -            -           -             -            -
411      Provision for deferred income taxes-credit              -           -            -           -             -            -
411.5    Investment tax credit                                   -           -            -           -             -            -
417.1    Expenses of nonutility operations                      87           -            6           1             2            -
426.1    Donations                                               -           -            -           -             -            -
426.5    Other donations                                         -           7            1           -             -            2
427      Interest on long-term debt                              -           -            -           -             -            -
430      Interest on debt to associate companies                 -           -            -           -             -            -
431      Other interest expense                                  -           -            -           -             -            -
                                                           -----------------------------------------------------------------------
                        TOTAL EXPENSES                     $ 3,118     $ 1,347      $ 3,685     $ 9,664       $ 9,919      $ 1,729
                                                           =======================================================================

                                                                        Page 19e

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                                  DEPARTMENT OR SERVICE FUNCTION

                                                           DISTRIBUTION                                               GAS PLANNING,
                                                             SUPPORT                      CUSTOMER                      MARKETING
ACCOUNT  DESCRIPTION OF ITEMS                                SERVICES    TRANSPORTATION   SERVICE     MARKETING         & SUPPLY
-------  --------------------                                --------    --------------   -------     ---------         --------
500      Operation supervision and engineering               $    -        $      -       $      -     $     4          $      -
501      Fuel                                                     -               -              -           -                 -
502      Steam expenses                                           -               -              -           -                 -
505      Electric expenses                                        -               -              -           -                 -
506      Miscellaneous steam power expenses                       -               -              -           -                 -
510      Maintenance supervision and engineering                  -               -              -           -                 -
511      Maintenance of structures                                -               -              -           -                 -
512      Maintenance of boiler plant                              -               -              -           -                 -
513      Maintenance of electric plant                            -               -              -           -                 -
514      Maintenance of miscellaneous steam plant                 -               -              -           -                 -
535      Operation supervision and engineering                    -               -              -           -                 -
537      Hydraulic expenses                                       -               -              -           -                 -
538      Electric expenses                                        -               -              -           -                 -
539      Misc hydraulic power generation expenses                 -               -              -           -                 -
541      Maintenance supervision and engineering                  -               -              -           -                 -
543      Maint of reservoirs, dams and waterways                  -               -              -           -                 -
546      Operation supervision and engineering                    -               -              -           -                 -
548      Generation expenses                                      -               -              -           -                 -
549      Misc other power generation expenses                     -               -              -           -                 -
551      Maintenance supervision and engineering                  -               -              -           -                 -
552      Maintenance of structures                                -               -              -           -                 -
553      Maint of generating and electric plant                   -               -              -           -                 -
556      System control and load dispatching                      -               -              -           -                 -
560      Operation supervision and engineering                    -               -              -           -                 -
561      Load dispatching                                         -               -              -           -                 -
562      Station expenses                                         -               -              -           -                 -
563      Overhead line expenses                                   -               -              -           -                 -
566      Miscellaneous transmission expenses                      -               -              -           -                 -
568      Maintenance supervision and engineering                  -               -              -           -                 -
571      Maintenance of overhead lines                            -               -              -           -                 -
573      Maint of miscellaneous transmission plant                -               -              -           -                 -
580      Operation supervision and engineering                    -               -              -           -                 -
581      Load dispatching                                         -               -              -           -                 -
582      Station expenses                                         -               -              -           -                 -

                                                                        Page 19e

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                                  DEPARTMENT OR SERVICE FUNCTION

                                                           DISTRIBUTION                                               GAS PLANNING,
                                                             SUPPORT                      CUSTOMER                      MARKETING
ACCOUNT  DESCRIPTION OF ITEMS                                SERVICES    TRANSPORTATION   SERVICE     MARKETING         & SUPPLY
-------  --------------------                                --------    --------------   -------     ---------         --------
583      Overhead line expenses                                   -               -              -           -                 -
584      Underground line expenses                                -               -              -           -                 -
585      Street lighting and signal system expenses               -               -              -           -                 -
586      Meter expenses                                           -               -              -           -                 -
587      Customer installation expenses                          10               -              -           -                 -
588      Miscellaneous distribution expenses                     14               -              -           -                 -
590      Maintenance supervision and engineering                  -               -              -           -                 -
592      Maintenance of station equipment                         -               -              -           -                 -
593      Maintenance of overhead lines                            -               -              -           -                 -
594      Maintenance of underground lines                         -               -              -           -                 -
595      Maintenance of line transformers                         -               -              -           -                 -
596      Maint of street lighting and signal systems              -               -              -           -                 -
597      Maintenance of meters                                    -               -              -           -                 -
598      Maint of miscellaneous distribution plant                -               -              -           -                 -
807      Purchased gas expneses                                   -               -              -           -               313
813      Other gas supply expenses                                -               -              -           -               138
814      Operation supervision and engineering                    -               -              -           -                 -
818      Compressor station expenses                              -               -              -           -                 -
820      Measuring and regulating station expenses                -               -              -           -                 -
824      Other expenses                                           -               -              -           -                 -
850      Operation supervision and engineering                    -               -              -           -                 -
851      System control and load dispatching                      -               -              -           -               824
852      Communication system expenses                            -               -              -           -               189
853      Compressor station labor and expenses                    -               -              -           -                 -
856      Mains expenses                                           -               -              -           -                 -
857      Measuring and regulating station expenses                -               -              -           -                 -
859      Other expenses                                           -               -              -           -                 -
861      Maintenance supervision and engineering                  -               -              -           -                 -
864      Maint of compressor station equipment                    -               -              -           -                 -
865      Maint of measuring and reg station equip                 -               -              -           -                 -
867      Maintenance of other equipment                           -               -              -           -                 -
870      Operation supervision and engineering                    -               -              -           -                 -

                                                                        Page 19e

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                                  DEPARTMENT OR SERVICE FUNCTION

                                                           DISTRIBUTION                                               GAS PLANNING,
                                                             SUPPORT                      CUSTOMER                      MARKETING
ACCOUNT  DESCRIPTION OF ITEMS                                SERVICES    TRANSPORTATION   SERVICE     MARKETING         & SUPPLY
-------  --------------------                                --------    --------------   -------     ---------         --------
871      Distribution load dispatching                            -               -              -           -               777
874      Mains and services expenses                              -               -              -           -                 -
875      Measuring and reg station exp - General                  -               -              -           -                 -
876      Measuring and reg station exp - Industrial               -               -              -           -                 -
877      Measuring and reg station exp - City gate                -               -              -           -                 -
878      Meter and house regulator expenses                       -               -              -           -                 -
879      Customer installation expenses                           -               -              -           -                 -
880      Other expenses                                           1               -              -           -                 -
885      Maintenance supervision and engineering                  -               -              -           -                 -
887      Maintenance of mains                                     -               -              -           -                 -
892      Maintenance of services                                  -               -              -           -                 -
893      Maint of meters and house regulators                     -               -              -           -                 -
894      Maintenance of other equipment                           -               -              -           -                 -
901      Supervision                                              -               -          1,701           1                 -
902      Meter reading expenses                                   -               -             18           -                 -
903      Customer records and collection expenses                 -               -         26,514           4                 -
904      Uncollectible accounts                                   -               -              -           -                 -
905      Misc customer accounts expenses                          -               -              2           -                 -
907      Supervision                                              -               -              -          78                 -
908      Customer assistance expenses                             1               -              -         196                 -
909      Informational/instructional advertising exp              -               -             51           -                 -
910      Misc customer service/ informational exp                43               2              -       2,862                 -
911      Supervision                                              -               -              -         176               156
912      Demonstrating and selling expenses                       -               -              2         303             1,080

                                                                        Page 19e

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                                  DEPARTMENT OR SERVICE FUNCTION

                                                           DISTRIBUTION                                               GAS PLANNING,
                                                             SUPPORT                      CUSTOMER                      MARKETING
ACCOUNT  DESCRIPTION OF ITEMS                                SERVICES    TRANSPORTATION   SERVICE     MARKETING         & SUPPLY
-------  --------------------                                --------    --------------   -------     ---------         --------
920      Salaries and wages                                     706              54            744       1,301               465
921      Office supplies and expenses                            79             202            841       1,589               222
922      Administrative expense                                   -               -              -           -                 -
923      Outside services employed                               35               -             87         783                 -
924      Property insurance                                       -               -              -           -                 -
925      Injuries and damages                                     9               -             89          32                22
926      Employee pensions and benefits                         179               -          1,939         769               554
928      Regulatory commission expense                            -               -              -           -                 -
930.1    General advertising expenses                             -               -              -           -                 -
930.2    Miscellaneous general expense                            -               -              -           -                 -
931      Rents                                                   58               -            606         241               172
932      Maintenance of structures and equipment                  -               -              -           -                 -
935      Maintenance of general plant                             -               -              -           -                 -
403      Depreciation and amortization expense                    -               -              -           -                 -
408      Taxes other than income taxes                           56               -            649         249               181
409      Income taxes                                             -               -              -           -                 -
410      Provision for deferred income taxes                      -               -              -           -                 -
411      Provision for deferred income taxes-credit               -               -              -           -                 -
411.5    Investment tax credit                                    -               -              -           -                 -
417.1    Expenses of nonutility operations                        1               -              -       1,813                 -
426.1    Donations                                                -               -              -           -                 -
426.5    Other donations                                          -               -              -           -                 -
427      Interest on long-term debt                               -               -              -           -                 -
430      Interest on debt to associate companies                  -               -              -           -                 -
431      Other interest expense                                   -               -              -           -                 -
                                                            --------------------------------------------------------------------
                           TOTAL EXPENSES                   $ 1,192           $ 258        $33,243     $10,401           $ 5,093
                                                            ====================================================================

                                                                        Page 19f

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                                    DEPARTMENT OR SERVICE FUNCTION

                                                                          FINANCE
                                                                             AND          ENERGY
ACCOUNT  DESCRIPTION OF ITEMS                          FACILITIES         TREASURY        SUPPLY
-------  --------------------                          ----------         --------        ------
500      Operation supervision and engineering          $      -           $      -       $     -
501      Fuel                                                  -                  -             -
502      Steam expenses                                        -                  -             -
505      Electric expenses                                     1                  -             -
506      Miscellaneous steam power expenses                    -                  -             -
510      Maintenance supervision and engineering               -                  -             -
511      Maintenance of structures                             -                  -             -
512      Maintenance of boiler plant                           -                  -             -
513      Maintenance of electric plant                         -                  -             -
514      Maintenance of miscellaneous steam plant              -                  -             -
535      Operation supervision and engineering                 -                  -             -
537      Hydraulic expenses                                    -                  -             -
538      Electric expenses                                     -                  -             -
539      Misc hydraulic power generation expenses              -                  -             -
541      Maintenance supervision and engineering               -                  -             -
543      Maint of reservoirs, dams and waterways               -                  -             -
546      Operation supervision and engineering                 -                  -             -
548      Generation expenses                                   -                  -             -
549      Misc other power generation expenses                  -                  -             -
551      Maintenance supervision and engineering               -                  -             -
552      Maintenance of structures                             -                  -             -
553      Maint of generating and electric plant                -                  -             -
556      System control and load dispatching                   -                  -             4
560      Operation supervision and engineering                 -                  -             -
561      Load dispatching                                      -                  -             -
562      Station expenses                                      -                  -             -
563      Overhead line expenses                                -                  -             -
566      Miscellaneous transmission expenses                   -                  -             -
568      Maintenance supervision and engineering               -                  -             -
571      Maintenance of overhead lines                         -                  -             -
573      Maint of miscellaneous transmission plant             -                  -             -
580      Operation supervision and engineering                 -                  -             -
581      Load dispatching                                      -                  -             -
582      Station expenses                                      -                  -             -

                                                                        Page 19f

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                                    DEPARTMENT OR SERVICE FUNCTION

                                                                          FINANCE
                                                                             AND          ENERGY
ACCOUNT  DESCRIPTION OF ITEMS                          FACILITIES         TREASURY        SUPPLY
-------  --------------------                          ----------         --------        ------
583      Overhead line expenses                                -                  -             -
584      Underground line expenses                             -                  -             -
585      Street lighting and signal system expenses            -                  -             -
586      Meter expenses                                        -                  -             -
587      Customer installation expenses                        -                  -             -
588      Miscellaneous distribution expenses                   1                  -            10
590      Maintenance supervision and engineering               -                  -             -
592      Maintenance of station equipment                      -                  -             -
593      Maintenance of overhead lines                         -                  -             -
594      Maintenance of underground lines                      -                  -             -
595      Maintenance of line transformers                      -                  -             -
596      Maint of street lighting and signal systems           -                  -             -
597      Maintenance of meters                                 -                  -             -
598      Maint of miscellaneous distribution plant             -                  -             -
807      Purchased gas expneses                                -                  -             -
813      Other gas supply expenses                             -                  -             -
814      Operation supervision and engineering                 -                  -             -
818      Compressor station expenses                           -                  -             -
820      Measuring and regulating station expenses             -                  -             -
824      Other expenses                                        -                  -             -
850      Operation supervision and engineering                 -                  -             -
851      System control and load dispatching                   -                  -             -
852      Communication system expenses                         -                  -             -
853      Compressor station labor and expenses                 -                  -             -
856      Mains expenses                                        -                  -             -
857      Measuring and regulating station expenses             -                  -             -
859      Other expenses                                        -                  -             -
861      Maintenance supervision and engineering               -                  -             -
864      Maint of compressor station equipment                 -                  -             -
865      Maint of measuring and reg station equip              -                  -             -
867      Maintenance of other equipment                        -                  -             -
870      Operation supervision and engineering                 -                  -             -

                                                                        Page 19f

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                                    DEPARTMENT OR SERVICE FUNCTION

                                                                          FINANCE
                                                                             AND          ENERGY
ACCOUNT  DESCRIPTION OF ITEMS                          FACILITIES         TREASURY        SUPPLY
-------  --------------------                          ----------         --------        ------
871      Distribution load dispatching                         -                  -             -
874      Mains and services expenses                           -                  -             -
875      Measuring and reg station exp - General               -                  -             -
876      Measuring and reg station exp - Industrial            -                  -             -
877      Measuring and reg station exp - City gate             -                  -             -
878      Meter and house regulator expenses                    -                  -             -
879      Customer installation expenses                        -                  -             -
880      Other expenses                                        -                  -             -
885      Maintenance supervision and engineering               -                  -             -
887      Maintenance of mains                                  -                  -             -
892      Maintenance of services                               -                  -             -
893      Maint of meters and house regulators                  -                  -             -
894      Maintenance of other equipment                        -                  -             -
901      Supervision                                           -                  -             -
902      Meter reading expenses                                -                  -             -
903      Customer records and collection expenses              -                  -             -
904      Uncollectible accounts                                -                  -             -
905      Misc customer accounts expenses                       -                  -             -
907      Supervision                                           -                  -             -
908      Customer assistance expenses                          -                  1             -
909      Informational/instructional advertising exp           -                  -             -
910      Misc customer service/ informational exp              -                  2             -
911      Supervision                                           -                  4             -
912      Demonstrating and selling expenses                    -                  -             -

                                                                        Page 19f

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service  function.
  (See Instruction  01-3 General Structure of Accounting System:
  Uniform System of Accounts).

                                                             DEPARTMENT OR SERVICE FUNCTION

                                                                          FINANCE
                                                                             AND          ENERGY
ACCOUNT  DESCRIPTION OF ITEMS                          FACILITIES         TREASURY        SUPPLY
-------  --------------------                          ----------         --------        ------
871      Distribution load dispatching                         -                  -             -
------------------------------------------------------------------------------------------------------------------
920      Salaries and wages                                1,113              1,315           114
921      Office supplies and expenses                      4,332                738            66
922      Administrative expense                                -                  -             -
923      Outside services employed                             7                  3             -
924      Property insurance                                    -                  -             -
925      Injuries and damages                                  7                 12             1
926      Employee pensions and benefits                      234                325            31
928      Regulatory commission expense                         -                  -             -
930.1    General advertising expenses                          -                  -             -
930.2    Miscellaneous general expense                         -                  -             -
931      Rents                                               388                 99            10
932      Maintenance of structures and equipment               -                  -             -
935      Maintenance of general plant                          -                  -             5
403      Depreciation and amortization expense                 -                  -             -
408      Taxes other than income taxes                       104                106            10
409      Income taxes                                          -                  -             -
410      Provision for deferred income taxes                   -                  -             -
411      Provision for deferred income taxes-credit            -                  -             -
411.5    Investment tax credit                                 -                  -             -
417.1    Expenses of nonutility operations                     3                  6             -
426.1    Donations                                             -                  -             -
426.5    Other donations                                       -                  -             -
427      Interest on long-term debt                            -                  -             -
430      Interest on debt to associate companies               -                  -             -
431      Other interest expense                                -                  -             -
                                                       ------------------------------------------
                       TOTAL EXPENSES                    $ 6,190            $ 2,611         $ 251
                                                       ==========================================

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                 DEPARTMENTAL ANALYSIS OF SALARIES--ACCOUNT 920
                             (thousands of dollars)

                                         DEPARTMENTAL SALARY EXPENSE
                                   ----------------------------------------
                                            INCLUDED IN AMOUNTS BILLED TO:
                                             PARENT                           NUMBER OF
NAME OF DEPARTMENT                 TOTAL    COMPANY    OTHER        NON-      PERSONNEL
OR SERVICE FUNCTION                AMOUNT    (NCE)   ASSOCIATES  ASSOCIATES   END OF YEAR
-------------------                ------    -----   ----------  ----------   -----------
Executive Services                 $ 4,884    $  200   $ 4,684     $      -         37
Audit Services                         981        45       936            -         17
Aviation                                 -         -         -            -         12
Governmental Affairs                   289        84       205            -          7
Corporate Communications             1,389        30     1,359            -         26
General Counsel                      1,442       185     1,257            -         15
Corporate Planning & Development     2,181        68     2,113            -         27
Production Services                  2,524         1     2,523            -         82
Electric Commodity - Business
 Development                           369         -       369            -          7
Purchased Power                        515         -       515            -         38
Energy & Environmental               1,424         -     1,424            -         34
Resource Acquisition                 1,759         -     1,759            -         31
Information Technology                 343         -       343            -         23
Supply Chain                         3,395         -     3,395            -         68
Investor Relations                     400        16       384            -          5
Payment & Reporting                    603         -       603            -         20
Human Resources                      5,399         1     5,398            -         98
Regulatory Administration            2,045         -     2,045            -         32
Controllers Organization             3,670       177     3,493            -         62
Wholesale/Bulk Power Sales              40         -        40            -         14
Residential and Business Sales         215         -       215            -         51
Custom Account Sales                    47         -        47            -         10
Strategic and Key Account Sales         27         -        27            -         19
Community and Economic Development      77         -        77            -          9
Design Engineering                   1,757         -     1,757            -         27
Substation Engineering               3,472         -     3,472            -         65
Transmission Engineering             3,256         -     3,256            -         63
Construction, Oper & Maintenance       513         -       513            -         11
Distribution Support Services          706         3       703            -         16
Transportation                          54         -        54            -          3
Customer Service                       744         -       744            -        240
Marketing                            1,301        17     1,284            -         47
Gas Planning, Marketing & Supply       465         1       464            -         40
Facilities                           1,113         1     1,112            -          7
Finance & Treasury                   1,315       131     1,184            -         19
Energy Supply/Bulk Power Transport     114         -       114            -          2
                                   ----------------------------------------------------
                            TOTAL  $48,828     $ 960   $47,868     $      -      1,284
                                   ====================================================

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                        For the Year Ended December 31, 1999

                       OUTSIDE SERVICES EMPLOYED--ACCOUNT 923
                               (thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

                                                                    RELATIONSHIP
                                      SERVICES                     A'=ASSOCIATED
    FROM WHOM PURCHASED               PROVIDED                   "NA"=NONASSOCIATED     AMOUNT
    -------------------               --------                   ------------------     ------
Legal Services
    Other (33)                   Legal Services                          NA                 81
                                                                                        ------
                                 Total Legal Services                                       81
                                                                                        ------

Auditing, Tax, Consulting and Accounting Services
    Arthur Andersen, LLP         Auditing, Tax and Other Services        NA              3,914
    Deloitte & Touche, LLP       Auditing, Tax and Other Services        NA              3,603
    KPMG Peat Marwick LLP        Auditing, Tax and Other Services        NA                 45
    Terry & Stephenson           Auditing: Benefits                      NA                 26
                                                                                         -----
                                 Total Auditing, Tax, Consulting and Other Services      7,588
                                                                                         -----

Temporary Personnel
    Account Temps, Inc.          Temporary Personnel                     NA                 33
    Accu Staff, Inc.             Temporary Personnel                     NA                 61
    Kelly Services               Temporary Personnel                     NA                177
    Office Team                  Temporary Personnel                     NA                141
    Precision Resources          Temporary Personnel                     A                 636
    Power Engineering            Temporary Personnel                     NA                107
                                                                                          ----
                                 Total Temporary Personnel                               1,155
                                                                                         -----

Consulting Services
    Gene Smith                   Supply Chain Consulting                 NA                126
    Hagler Bailly Consulting     Consulting Services                     NA                 57
    IBM Global Services          Computer Services Consulting            NA                224
    Management Systems
     International               Business Process Improvement            NA                481
    Policy Assessment Corp.      Electric Deregulation Consulting        NA                145
    Towers Perrin                Benefits Consulting                     NA                207
    Watson Wyatt & Company       Benefits Consulting                     NA                176
                                                                                         -----
                                 Total Consulting                                        1,416
                                                                                         -----

Outside Services
    Apogee Group, Inc.           Management Training                     NA                 50
    Bank of New York             Transfer Agent Fee                      NA                451
    Beacon Hill Partner          Transfer Agent Fee                      NA                 35
    Cegelec ESCA Corp            Consulting                              NA                 39
    Enron Wind Development       Energy Consulting                       NA                 44
    Executive Life Insurance
      Plan                       Benefits                                NA                 97
    Hanley Communications, Inc.  Marketing                               NA                 59

                                                                        Page 21a

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                     OUTSIDE SERVICES EMPLOYED--ACCOUNT 923
                             (thousands of dollars)


                                                                    RELATIONSHIP
                                      SERVICES                     A'=ASSOCIATED
    FROM WHOM PURCHASED               PROVIDED                   "NA"=NONASSOCIATED     AMOUNT
    -------------------               --------                   ------------------     ------

    Hartford Life & Annuity      Benefits                              NA        $       200
    Health Promotion
      Management, Inc.           Wellness Program                      NA                 91
    Henwood Energy Services      Utility Deregulation Consulting       NA                 39
    Indus International          Supply Chain Consulting               NA                686
    International Billing
      Services                   Computer Programming                  NA                214
    International Utility
      Efficiency                 Membership                            NA                 57
    JA Wright & Associates       Consulting Services                   NA                 37
    Media Mosaic                 Communication Consulting              NA                 33
    Message Factors Incorporated Marketing Consulting                  NA                 55
    New Energy Associates        Business Unit Process Improvement     NA                160
    Pacific Economics Group      Strategic Business Consulting         NA                 74
    Power Quality                Utility Consulting                    NA                 26
    Radian International         Air Quality Consulting                NA                 44
    South Park Motor Limited     Freight Service                       NA                171
    Stafford Group               Consulting Services                   NA                 52
    Stratus Consulting Inc.      Consulting Services                   NA                 64
    Vanguard Fiduciary Trust
      Company                    Benefits Administration               NA                 43
    Walker Interactive
      Consulting                 Computer Program Consulting           NA                480
    Other (400)                  Various                               NA                845
                                                                                     -------
                                 Total Outside Services                                4,146
                                                                                     -------

                                                    TOTAL OUTSIDE SERVICES EMPLOYED  $14,386
                                                                                     =======

                 ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                    For the Year Ended December 31, 1999

                 EMPLOYEE PENSION AND BENEFITS--ACCOUNT 926
                           (thousands of dollars)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

                          DESCRIPTION                               AMOUNT
                          -----------                               ------
                                                                 -------------

Incentive Plan                                                   $      6,000
Pensions                                                               (1,676)
Supplemental Executive Retirement Plan                                  4,000
Employee Savings Plans (401K)                                             623
Post Retirement Health Care                                             1,020
Post Retirement Life Insurance                                             37
Managed Health Care                                                     4,879
Other Medical                                                              51
Dental Care                                                               818
Vision Care                                                               180
Long-term Disability                                                      618
Life Insurance                                                           (109)
Postemployment benefits                                                 1,129
Vacation                                                                  536
Other                                                                    (790)
                                                                 -------------
                                                                 $     17,316
                                                                 =============

                  ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                   GENERAL ADVERTISING EXPENSE-ACCOUNT 930.1
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


        DESCRIPTION                  NAME OF PAYEE                    AMOUNT
Contract Advertising Personnel    Hotchkiss, Inc.                         74
Advertising/Printing              Wayne A. Salge                           2
Miscellaneous Advertising         Various                                  1
                                                                       -----

                                                            TOTAL     $   77
                                                                      ======

                  MISCELLANEOUS GENERAL EXPENSES-ACCOUNT 930.2
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.


           DESCRIPTION                  NAME OF PAYEE                 AMOUNT

Miscellanous General Expenses              Various                    $    3
Board of Director Fees and Expenses        Various                       927
Industry Dues                     Edison Power Research Institute        850
                                                                      ------

                                                            TOTAL     $1,780
                                                                      ======

                               RENTS-ACCOUNT 931
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

        TYPE OF PROPERTY                                              AMOUNT

Rents - Office Space                                                  $5,798
                                                                      ------

                                                            TOTAL     $5,798
                                                                      ======

                  ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Year Ended December 31, 1999

                  TAXES OTHER THAN INCOME TAXES--ACCOUNT 408
                            (thousands of dollars)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

DESCRIPTION                                                           AMOUNT
-----------                                                           ------

Other Than U.S. Government Taxes:
     State Unemployment Taxes                                            $  165
     Denver City Tax                                                         40
     Aurora City Tax                                                          1
     Franchise Tax - Texas, Kansas, Delaware, Ohio and New Mexico             1
     Other  - various                                                         7
                                                                         ------
                                                                SUBTOTAL    214
                                                                         ------

U.S. Government Taxes:
     Social Security Taxes                                                5,392
     Federal Unemployment Taxes                                              80
                                                                         ------
                                                                SUBTOTAL  5,472
                                                                         ------

                                                                 TOTAL  $ 5,686
                                                                        =======

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                            DONATIONS--ACCOUNT 426.1
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                     PURPOSE OF DONATION                                            AMOUNT
Amarillo Area Foundation              Contribution to support the Pharmacy School at Texas Tech        $20

Citizen's Scholarship Foundation      Contribution to support scholarship program                       32

Colorado State University             Contribution to support scholarship program                       18

Craig Methodist Retirement Community  Contribution to support the activities of the organization         5

Georgetown Energy Museum              Contribution to support the activities of the organization        60

Texas Tech Foundation, Inc.           Contribution to support the building of Spirit Arena - Lubbock    20

West Texas A&M University             Contribution to support scholarship program                        3

NCE Foundation                        Contributions to support the activities of the organization    2,047

Other (19)                                                                                              14

                                                                                             TOTAL $ 2,219
                                                                                                   =======

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1999

                         OTHER DEDUCTIONS--ACCOUNT 426.5
                             (thousands of dollars)


INSTRUCTIONS: Provide a listing of the amount include in Account 426.5, "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                        NAME OF PAYEE                         AMOUNT
-----------                        -------------                         ------

Expenditures for Certain Civic,    Company employee and administrative
  Political & Related Activities    costs for civic, political and
                                    related activities (1,057 items)       $554
                                                                           ----
                                                                    TOTAL  $554
                                                                           ====

                ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                   For the Year Ended December 31, 1999

               SCHEDULE XVIII--NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes related to financial statements shown elsewhere in this report may be indicated here by reference.

The December 31, 1999 Statement of Income and related detailed schedules includes accounts as specified by the Federal Energy Regulatory Commission ("FERC") and provides a greater level of detail than was reported for the year ended December 31, 1998. The following summarizes accounts by major type of expense categories as classified under the FERC Uniform System of Accounts.

CATEGORY                                                        ACCOUNTS
--------                                                       ---------
Power Production Expenses, Steam Power Generation               500-515
Power Production Expenses, Hydraulic Power Generation           535-545
Power Production Expenses, Other Power Generation               546-554
Power Production Expenses, Other Power Supply                   555-557
Electric Transmission Expenses                                  560-574
Electric Distribution Expenses                                  580-598
Natural Gas Production Expenses, Other Gas Supply               799-813
Natural Gas Storage Expenses, Underground Storage               814-839
Gas Transmission Expenses                                       850-870
Gas Distribution Expenses                                       871-895
Customer Account Expenses                                       901-910
Sales Expenses                                                  911-917
Administrative and General Expenses                             920-935


Also, see Notes to Financial Statements on pages 14-14e, for additional Notes to Statement of Income.

               ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                   For the Year Ended December 31, 1999

                    ORGANIZATION CHART (SUMMARY LEVEL)

          ORGANIZATION CHART                        SERVICE FUNCTION

Chairman                                         Executive Services
  Audit Services                                 Audit Services
  Aviation                                       Aviation
  Governmental Affairs                           Governmental Affairs
  Vice-Chairman                                  Executive Services
     Corporate Communications                    Corporate Communications
     General Counsel                             General Counsel
     Corporate Planning and Development-Sr. V.P. Executive Services
       Business Planning and Development         Corp. Planning and Development
     Commodity Services-Executive V.P.           Executive Services
       Commodity Services-all others             Commodity Services
       Production Services                       Commodity Services
       Energy and Environmental-V.P.             Energy and Environmental
       Energy and Environmental-all others       Energy and Environmental
       Purchased Power and Electric Trading      Purchased Power
     Marketing and Services-President            Marketing
       Sales-V.P.                                Sales
       Sales-all others                          Sales
       Marketing                                 Marketing
       Design Engineering-V.P.                   Design Engineering
       Design Engineering-all others             Design Engineering
       Construction, Operations and
         Maintenance-V.P.                        Constr., Oper. and Maint.
       Construction, Operations and
         Maintenance-all others                  Constr., Oper. and Maint.
       Customer Accounts and Services            Customer Service
       Energy Supply Management and Bulk
         Power Transport                         Energy Supply
       Gas Planning, Marketing and Supply        Gas Plan., Marketing and Supply
     Financial and Support Services-CFO          Executive Services
       Human Resources-V.P.                      Human Resources
       Human Resources-all others                Human Resources
       Regulatory Administration                 Executive Services
       Regulatory Administration-all others      Regulatory Administration
       Finance and Treasury - Sr. V.P.           Executive Services
       Finance and Treasury-Director             Finance and Treasury
       Finance and Treasury-all others           Finance and Treasury
       Accounting - Controller                   Executive Services
       Accounting-all others                     Controllers Organization
       Information Technology                    Information Technology
       Supply Chain                              Supply Chain
       Facilities and Real Estate                Facilities and Real Estate
       Shareholder Services                      Investor Relations

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                                   METHODS OF ALLOCATION


      Sales Ratio - Based on firm kilowatt-hour electric sales (and/or the equivalent cubic feet of natural gas sales based on a Btu content, where applicable), excluding inter-system sales, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Residential Sales Ratio - Based on firm kilowatt-hour electric sales to residential customers for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Business Sales Ratio - Based on firm kilowatt-hour electric sales to business customers that purchase less than 250 kilowatts for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Large Commercial & Industrial Sales Ratio - Based on firm kilowatt-hour electric sales to large commercial and industrial customers that purchase greater than 250 kilowatts for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Electric Peak Load Ratio - Based on the sum of the monthly electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Customers Ratio - Based on the sum of total electric customers (and/or gas customers, or residential, business and large commercial and industrial customers where applicable) at the end of each month for the immediately preceeding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Employees Ratio - Based on the sum of the number of employees at the end of each month for the immediately preceding twelve calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

                                                                        Page 29a

      Construction Expenditures Ratio - Based on construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Transmission Construction Expenditures Ratio - Based on transmission construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Distribution Construction Expenditures Ratio - Based on distribution construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Substation Construction Expenditures Ratio - Based on substation construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Total Common Equity Ratio, with 20 Percent of Common Equity assigned to New Century Energies, Inc. - Based on the sum of the common equity at the end of each month for the immediately preceding twelve calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Revenue Ratio - Based on the sum of the revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Wholesale Revenue Ratio - Based on the sum of the electric wholesale revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Industrial Revenue Ratio - Based on the sum of the electric industrial revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

                                                                        Page 29b

      Payroll Ratio - Based on the sum of the payroll at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Electric Mwh Generation - Based on the sum of electric Mwh generated during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Electric Kwh Purchased Power Ratio - Based on the sum of electric Kwh purchased power during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Total Assets Ratio - Based on the total assets at year end for the preceding year, the numerator of which is for an Operating Company or affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Cost of Gas Sold - Based on the sum of the cost of gas sold at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Gas Throughput Ratio - Based on the sum of the gas throughput dekatherms at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Gas Transport Dekatherms - Based on the sum of transported gas dekatherms at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Payment Transaction Ratio - Based on the sum of the number of payment transactions processed during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Accounting Transactions Ratio - Based on the sum of the number of accounting transactions processed during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies.

                                                                        Page 29c

      Square Footage Ratio - Based on the total square footage at yearend for the preceding year, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affiliate companies.

      Labor Dollars Ratio - Based on NCS labor dollars charged to regulated and non-regulated companies by department by month, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies.

                                                                         Page 30
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                 ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                      For the Year Ended December 31, 1999



      The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1999:

      In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, New Century Services, Inc. submits the following information on the billing of interest on borrowed funds to associated companies for the year 1999:

     A. Amount of interest billed to associate companies is contained on page 16, Analysis of Billing.

     B. Amount of interest NCS pays NCE is based on NCE's weighted cost of debt adjusted for NCE's commitment (facilities) fees. Interest is billed to associate companies based on the allocation factor for Finance and Treasury, which is the average of the Revenue Ratio, Total Asset Ratio and Total Common Equity Ratio.

                                                                         Page 31
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                                SIGNATURE CLAUSE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                                     New Century Services, Inc.
                                     -----------------------------------
                                     (Name of Reporting Company)

                                     By: /s/ Teresa S. Madden
                                     -----------------------------------
                                     (Signature of Signing Officer)

                                     Teresa S. Madden, Controller
                                     -----------------------------------
                                     (Printed Name and Title of Signing Officer)


Date: April 28, 2000